SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2010

 ☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from   _______________ to __________________

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, Virginia 22042

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-15

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2010:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	S-1

Exhibit 23 — Consent of Independent Registered Public Accounting Firm	E-1

Note:  All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Computer Sciences Corporation Matched Asset Plan
Falls Church, Virginia

We have audited the accompanying statements of net assets available for benefits of Computer Sciences Corporation Matched Asset Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
June 29, 2011

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Total investments – at fair value	$3,176,944,977	$2,806,196,493

Receivables:
Notes receivable from participants	46,681,313	40,601,658
Accrued investment income	3,472,300	1,920,293
Unsettled trade receivables	14,636,675	4,316,812
Other	708,600	1,545,955
Total receivables	65,498,888	48,384,718
Total assets	3,242,443,865	2,854,581,211

LIABILITIES:
Accrued expenses	1,208,805	977,358
Unsettled trade payables	60,763,992	28,819,281
Other	2,139	31,431
Total liabilities	61,974,936	29,828,070

NET ASSETS AVAILABLE FOR BENEFITS – At fair value	3,180,468,929	2,824,753,141

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(346,168)	(313,956)

NET ASSETS AVAILABLE FOR BENEFITS	$3,180,122,761	$2,824,439,185

See notes to financial statements.

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

2010
INVESTMENT GAINS:
Net appreciation in fair value of investments	$202,445,955
Interest	9,414,386
Dividends	10,285,146

Net investment gains	222,145,487

ADDITIONS:
Participant contributions	252,210,179
Employer contributions	91,059,120
Participant rollovers	8,829,333
Interest income on notes receivable from participants	2,424,422

Total additions	354,523,054

DEDUCTIONS:
Distributions to participants	299,490,266
Administrative expenses	3,682,716

Total deductions	303,172,982

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE PLAN TRANSFERS	273,495,559

NET TRANSFERS FROM OTHER PLANS	82,188,017

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,824,439,185

End of year	$3,180,122,761

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.  Computer Sciences Corporation, its subsidiaries, and those joint ventures and partnerships, over which Computer Sciences Corporation exercises control, that participate in the Plan are hereafter collectively referred to as "CSC" or "the Company."

The Plan is a defined contribution plan adopted by the action of the Board of Directors of CSC taken on November 3, 1986, and constitutes an amendment and restatement of the Employee Stock Purchase Plan (“the Prior Plan”).

The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code (the “Code”), as amended, Section 401(a) and, effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, to satisfy the requirement of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the CSC Retirement and Employee Benefits Plans Committee (the “Committee”), which consists of five members who are appointed by the Board of Directors of the Company and serve without compensation and are reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the Committee. The Committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan.

Plan Termination — Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants’ rights to the Company’s contributions vest immediately.

Interest in the CSC Sponsored Trust (“CSC Trust”) — The Plan’s investments are in a trust sponsored by the Company. Currently, certain participating plans are not part of the same control group as the Company, and the trust is not considered a master trust. The assets of the CSC Trust are held by The Bank of New York Mellon (the “Trustee”). At December 31, 2010 and 2009, the Plan’s interest in the assets of the CSC Trust was approximately 58.0% and 59.1%, respectively.  Investment income and administrative expenses relating to each discretionary or directed fund within the CSC Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund.  The Plan has a divided interest in the CSC Trust.

Eligibility and Participation — Any eligible employee who has satisfied the Plan’s age requirement, and is employed by a participating employer, and who receives a stated compensation in respect of employment on the U.S. payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may determine to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.

Employee and Company Contributions — An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions. Effective October 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), the Plan permits participants age 50 and over to make additional “catch-up” contributions in excess of the statutory limit. The catch-up provision provided these participants the opportunity to contribute up to an additional $5,500, on a pre-tax basis in 2010 and in 2009.

A participant is not permitted to make voluntary after-tax contributions to the Plan, unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.

The Company will contribute an amount equal to 50% of the first 3% of the participant’s compensation deferral through the July 17, 2009 paycheck and 50% of the first 6% of the participant’s compensation deferral effective with the July 31, 2009 paycheck, except for 17 groups of employees for whom, under the terms of their contract agreements, the Company will contribute amounts based on the following rates:

•	Group 1 — 100% of the first 5% of the participant’s compensation deferral;

•	Group 2 — 50% of the first 3% of the participant’s compensation deferral;

•	Group 3 — 75% of the first 4% of the participant’s compensation deferral;

•	Group 4 — 66 cents for every $1 contributed through the February 27, 2009 paycheck; $1 for every $1 contributed up to 10% effective with the March 19, 2009 paycheck;

•	Group 5 — 60% of the first 4% of the participant’s compensation deferral and 40% of the next 4% up to 8%;

•	Group 6 — discretionary employer contribution of $67.20 biweekly;

•	Group 7 — discretionary employer contribution of 4%;

•	Group 8 — discretionary employer contribution of 6.1%;

•	Group 9 — discretionary employer contribution of 5%;

•	Group 10 — 50% of the first 2% of the participant’s compensation deferral and discretionary employer contribution of 3%;

•	Group 11 — 66 2/3 cents for each $1 up to the first 6% of the participant’s compensation deferral;

•	Group 12 — 100% of the first 8% of the participant’s compensation deferral;

•	Group 13 — no match, no discretionary employer contribution

•	Group 14 — discretionary employer contribution of $85.60 biweekly;

•	Group 15 — discretionary employer contribution of $51.20 weekly;

•	Group 16 — discretionary employer contribution of $90.40 biweekly;

•	Group 17 — discretionary employer contribution of $102.40 weekly;

Participants should refer to the plan document for more information about the aforementioned groups.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is charged with distributions. Allocations are based on participant earnings or account balances, as defined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and account balance into various investment options offered by the Plan. The Plan currently offers the following 21 investment options: Money Market Fund, Short Duration Bond Fund, Core Bond Fund, Government TIPS Bond Fund, Active Allocation Fund, S&P 500 Index Fund, S&P 500 Select Fund, Active U.S. Equity Fund, U.S. Equity Completion Fund, International Equity Fund, CSC Stock Fund, Target Series Retirement Fund, Target Series Retirement 2010 Fund, Target Series Retirement 2015 Fund, Target Series Retirement 2020 Fund, Target Series Retirement 2025 Fund, Target Series Retirement 2030 Fund, Target Series Retirement 2035 Fund, Target Series Retirement 2040 Fund, Target Series Retirement 2045 Fund, and Target Series Retirement 2050 Fund. The T. Rowe Price Stable Value Fund is frozen to new participants and to new contributions. These investment options are made up of various investments as determined by the investment manager.

The investment return in the respective funds is allocated to a participant based on his or her account balance.

Vesting of Participants’ Interests/Forfeitures — Participants are vested immediately in his or her contributions plus actual earnings thereon.

With the exception of a few selected groups, vesting in his or her Matching Contribution Account is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company or upon severance by reason of death or total and permanent disability.

Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service or upon withdrawal from the Plan. Forfeitures may be applied to reduce future matching contributions by the Company. Such forfeitures during 2010 amounted to $11,044,104.  The Plan had a forfeiture balance of $591,107 at December 31, 2010 and $502,728 at December 31, 2009.  During the year ended December 31, 2010, employer contributions were reduced by $10,955,725.

Distributable Amounts, Withdrawals and Refunds — A participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment or dismissal. The rules of payment of a participant’s distributable benefit depend upon age of the participant, the number of years of service completed by the participant and the type of severance.

While still an employee, a participant may, upon at least a 30 day written notice to the Committee, make a withdrawal of his or her compensation deferral contributions if the Committee finds, after considering the participant’s request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant.

Administrative Expenses — Administrative expenses are paid by the Plan as provided in the plan document.  Effective June 30, 2009, a $3.25 monthly administration fee is applied to accounts of terminated participants.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, separate and commingled funds, Company stock, investment contracts, and certain derivative instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan invests in securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.

Security Transactions — Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Valuation of Investment Securities — Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year.  Fixed income securities including U.S. government, corporate, mortgage backed, asset backed and other fixed income securities are valued using third party pricing services.  These services use, for example, model-based pricing methods that use observable market data as inputs.  Investments in commingled funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Investments in money market funds and certificate of deposits are stated at cost which approximates fair value. Derivatives are stated at fair value (see Note 10).

Commingled funds with underlying investments in investment contracts are stated at fair market value of the underlying investments and then adjusted to contract value for the purposes of the statements of net assets available for benefits. The T. Rowe Price Stable Value Common Trust Fund is a stable value fund. The fund invests principally in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (SICs) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with Accounting Standards Codification (“ASC”) 946-210, Financial Services – Investment Companies – Balance Sheet, (formerly FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by ASC 946-210. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The financial statements include investments in commingled funds whose fair values have been estimated by management in the absence of readily determinable fair values (see Note 5). Management’s estimates are based on information provided by the fund managers.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $7,230,775 and $5,387,104 at December 31, 2010 and 2009, respectively.

New Accounting Standards Adopted

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The Plan reclassified $40,601,658 reported as notes receivable from participants, which was previously included within investments, in the statements of net assets available for benefits as of December 31, 2009, to conform to the current year presentation. The reclassification had no impact on the net assets available for benefits as of December 31, 2009. Additionally, the Plan removed participant loans from the fair value hierarchy table in Note 5 and from the Investment in CSC Trust table in Note 7 for December 31, 2009.

3.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.

The Committee believes that the Plan is designed and operated to qualify under applicable provisions of the Code. As such, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

4.	INVESTMENT FUNDS

Participant contributions - Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%. After an initial election has been made, a participant may designate a different fund or funds into which future compensation deferral contributions shall be invested as of the next possible pay date once per calendar month. In addition, a participant may elect to redesignate once per month any amounts in his or her accounts as of the current or next business day of any month (depending on when the election is made) to be invested in a different fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.

The following table represents the individual investments that exceeded 5% of the Plan’s net assets available for benefits, as of December 31, 2010 and 2009:

Description of Issue	2010	2009

SSgA Money Market Fund	$285,131,985	$288,660,431
Commingled Funds:
Mellon Bank Daily Liquidity Stock Index Fund (1)	390,977,604	346,210,340
Mellon Bank EB Daily Market Completion Fund (1)	291,783,603	167,356,438
Frank Russell Equity #1 Fund	185,660,778	216,215,173
CSC common stock (1)	452,312,965	506,363,297

(1) Represents a party-in-interest to the Plan.

The Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated in value during the year ended December 31, 2010 as follows:

2010

Interest in commingled funds	$254,646,943
CSC common stock	(68,899,185)
International equities	9,617,506
Bonds and debentures	7,144,524
Other	(63,833)

Total appreciation in fair value of investments	$202,445,955

5.	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Plan classifies investments into three levels based on valuation inputs used to determine fair value.  Level 1 refers to securities valued using quoted prices from active markets for identical assets; Level 2 refers to securities not traded on an active market but for which observable market inputs are readily available, or securities for which model-derived valuations have inputs that are observable or have significant value drivers that are observable; and Level 3 refers to securities valued based on significant unobservable inputs. Categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques—Cash equivalents are primarily short term money market commingled funds that are categorized as Level 2.  They are valued at cost plus accrued interest which approximates fair value.

Fixed income separate accounts are categorized as Level 2.  They are valued using third party pricing services.  These services use for example, model-based pricing methods that use observable market data as inputs.  Broker dealer bids or quotes of securities with similar characteristics may also be used.

The following table provides examples of inputs that are commonly relevant for valuing particular classes of fixed-income securities in which the Plan invests.  However, these classifications are not exclusive, and any of the inputs may be used to value any other class of fixed-income security.

Fixed-income class	Examples of standard inputs
All	Trade execution data, live trading levels, cash flows, bids, offers, quotes, spreads, indices, Treasury curves, observed market movements, volatility, specific terms and conditions (collectively referred to as "standard inputs")
Corporate bonds	Standard inputs and events affecting market sectors and individual issuer credit worthiness
U.S. Treasuries, U.S. government agencies, state and local obligations, non-U.S. government securities	Standard inputs and Treasury curves and spreads
Mortgage backed securities, asset backed securities	Prepayment speeds, actual pool, and collateral information

U.S. and global equity separate accounts are categorized as Level 1 if the securities trade on national or international exchanges and are valued at their last reported closing price.

The Plan's policy has been to classify American Depository Receipts ("ADRs") that trade over the counter as Level 2, as disclosed within the fair value tables below. During the prior year, Plan management classified $4,246,283 of its ADRs within international equity as Level 2 as of December 31, 2009. During the year ended December 31, 2010, Plan management identified an additional $138,206,042 of ADRs that trade over the counter in the Plan's portfolio at December 31, 2009, that had previously been classified as Level 1 and should have been classified as Level 2. Plan management identified this discrepancy through the process of the Plan's adoption of ASU No. 2010-6. Accordingly, the amount of $138,206,042 has been reclassified from Level 1 to Level 2 within the international equity category for 2009. There were no significant transfers between Level 1 or Level 2 during the year ended December 31, 2010, and there were no Level 3 securities held by the Plan during the years ended December 31, 2010, and December 31, 2009.

Derivative instruments are generally valued using model based pricing methods.  Inputs may include, for example, notional amounts, currency, maturity date, and payment frequency.

As required by ASC 820, at December 31, 2010 and 2009, the Plan’s portfolio investments were classified as follows within the fair value hierarchy:

	Investment Assets at Fair Value as of December 31, 2010
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total Fair Value
Equity:
International	$84,357,836	$119,865,313	$-	$204,223,149
CSC common stock	452,312,965	-	-	452,312,965
Domestic equity commingled funds	-	1,075,861,117	-	1,075,861,117

Fixed Income:
U.S. Treasuries	-	79,632,319	-	79,632,319
U.S. government agencies	-	5,630,574	-	5,630,574
State and local obligations	-	5,900,340	-	5,900,340
Non U.S. government	-	1,313,165	-	1,313,165
Mortgage backed securities	-	68,192,184	-	68,192,184
Asset backed securities	-	74,745,039	-	74,745,039
Corporate	-	85,762,342	-	85,762,342
Fixed income commingled fund	-	101,954,077	-	101,954,077
Stable value fund	-	9,577,408	-	9,577,408
Balanced commingled funds	-	687,928,485	-	687,928,485
Other fixed income securities	-	253,901	-	253,901

Derivatives	-	(1,001,975)	-	(1,001,975)

Cash & cash equivalents	677	324,659,210	-	324,659,887

Total	$536,671,478	$2,640,273,499	$-	$3,176,944,977

	Investment Assets at Fair Value as of December 31, 2009
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total Fair Value
Equity:
International	$57,327,369	$142,452,325	$-	$199,779,694
CSC common stock	506,363,297	-	-	506,363,297
Domestic equity commingled funds	-	806,060,924	-	806,060,924

Fixed Income:
U.S. Treasuries	-	40,309,290	-	40,309,290
U.S. government agencies	-	15,245,301	-	15,245,301
State and local obligations	-	1,833,154	-	1,833,154
Non U.S. government	-	11,156,790	-	11,156,790
Mortgage backed securities	-	42,157,019	-	42,157,019
Asset backed securities	-	76,258,528	-	76,258,528
Corporate	-	85,979,997	-	85,979,997
Fixed income commingled fund	-	92,234,179	-	92,234,179
Stable value fund	-	10,454,801	-	10,454,801
Balanced commingled funds	-	587,150,907	-	587,150,907
Other fixed income securities	-	10,333,490	-	10,333,490

Derivatives	-	274,612	-	274,612

Cash & cash equivalents	724	320,603,786	-	320,604,510

Total	$563,691,390	$2,242,505,103	$-	$2,806,196,493

Commingled Funds — The commingled funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants.   The investment strategy for each commingled fund category as presented above is as follows:

•	Domestic equity commingled funds

The Mellon Daily Liquidity Stock Index Fund holds each stock in the S&P 500 Index. Each stock in the Fund is held near its S&P 500 Index proportion weights. The Index is structured to approximate the general distribution of the industries in the U.S. economy.

The State Street Global Advisor (“SSgA”) Index Plus Secs Lending Fund seeks characteristics similar to those of the underlying benchmark using stocks that are highly ranked by multifactor and industry selection models. Because the portfolio seeks to remain well diversified across all industries, the portfolio characteristics are similar to those of the S&P 500 Index.

In the Frank Russell Equity #1 Fund, to moderate volatility, the fund manager manages the Fund using a multi-style, multimanager structure, using three primary styles of equity investment management: value, growth and market-oriented managers.

The Mellon EB Daily Market Completion Fund seeks to match the performance of the Dow Jones 4500 Completion Index, which is made up of the universe of mid- and small-size companies. The Fund samples from the smaller company stocks and optimizes the investment universe to reflect the characteristics of the entire Index.

•	Fixed income commingled fund

The SSgA Government TIPS Bond Fund seeks to match the return of the Barclays Capital Inflation Notes Index by investing in a portfolio of U.S. Treasury inflation protected securities.   The manager seeks to remain duration neutral to the Index at all times and seeks to match overall sector and security weightings to the Index. The strategy is one of full replication, owning a market-value weight of each security in the benchmark.

•	Stable value fund

The T. Rowe Price Frozen Stable Value Fund invests primarily in a portfolio of Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs), and Synthetic Investment Contracts (SICs), including underlying fixed income securities supporting SICs.  Contracts are issued by U.S. insurance companies, U.S. banks, and U.S. branches of foreign insurance companies and foreign banks.

•	Balanced commingled funds

The SSgA Target Series of Investment Funds (Retirement and the Target Series Retirement Funds, 2010 through 2050) start out with a stock and bond mix based on a pre-determined asset allocation schedule. Professional managers then adjust the index fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

In the Melon EB Daily Liquidity Enhanced Active Allocation Fund, the investment manager decides how much to invest in the various markets or asset classes (stocks, bonds and cash equivalents) based on their assessment of the relative valuations of the asset classes using an asset allocation model. The decision is made relative to the Fund’s benchmark.

6.	PARTICIPANT LOANS

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.

Loan amounts are taken from the participants’ accounts according to a priority specified in the Plan’s loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments go back into the participants’ accounts in the reverse order of the priority specified in the Plan’s loan rules. Interest payments are prorated to the participants’ accounts based on each account’s outstanding principal. Both loan principal and interest repayments are invested according to the participant’s current investment fund elections. Principal and interest are paid ratably through payroll deductions.

7.	INVESTMENTS IN CSC TRUST

The following table presents investments in the CSC Trust at fair value, at December 31, 2010 and 2009.

	2010	2009
Investments – at fair value
Cash	$250,732	$109,439
Short-term investment funds	68,649,094	69,698,599
Money market	285,131,985	288,660,431
Bonds and debentures	657,065,070	524,286,864
CSC common stock	452,312,965	506,363,297
Common stock	52,988,370	32,153,413
International equities	244,056,362	239,946,677
Investment in registered investment company	92,602,665	82,939,441

	1,853,057,243	1,744,158,161

Investment – at estimated fair value:
Interest in commingled funds	3,626,208,921	3,002,518,274
Derivatives	(1,001,975)	274,612

	3,625,206,946	3,002,792,886
Total CSC trust – at fair value	5,478,264,189	4,746,951,047

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(346,168)	(313,956)

Total CSC trust, Net	$5,477,918,021	$4,746,637,091

Plan's Interest in CSC Trust – at fair value	$3,176,944,977	$2,806,196,493

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(346,168)	(313,956)

Plan's Interest in CSC Trust, Net	$3,176,598,809	$2,805,882,537

The investment income of the CSC Trust for the years ended December 31, 2010 is summarized as follows:

2010

Appreciation:
Bonds and debentures	$16,570,860
CSC common stock	(68,899,185)
International equities	18,873,126
Registered investment company	10,943,224
Interest in commingled funds	465,016,784
Other	29,452

Net appreciation in fair value of investments	442,534,261

Dividends	11,660,993
Interest	18,341,388

CSC Trust investment gains	$472,536,642

Plan’s interest in the CSC Trust investment gains	$222,145,487

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain investment funds are managed by The Bank of New York Mellon and by one of its management firms, Mellon Capital Management. The Bank of New York Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. The trustee fees associated with short-term investment funds that were managed by the trustee were paid by the Company and amounted to $1,500 for the year ended December 31, 2010. During the year ended December 31, 2010, the Plan expensed $541,260 to The Bank of New York Mellon’s Mellon Capital Management for fund manager fees.

At December 31, 2010 and 2009, the Plan held 9,119,213 and 8,801,726 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $480,876,298 and $462,948,747, respectively. The Plan received $4,533,064 in dividends from the Computer Science Corporation common stock for the year ended December 31, 2010.

9.	MERGERS AND SPIN-OFF

On April 1, 2010, the Covansys 401(k) Retirement Plan (the “Covansys Plan”) was merged into the Plan.   The participants’ investment account balances of the Covansys Plan were transferred into the Plan.  Plan’s management believes that this merger is a tax-exempt transaction under the applicable provisions of the Code, and therefore not subject to federal income taxes.

10.	DERIVATIVE FINANCIAL INSTRUMENTS

In the Plan’s investment funds, one fixed income investment manager is permitted to use certain specified types of derivative instruments as part of its strategy. This strategy includes the use of futures, swaps, and options as substitutes for and in conjunction with certain types of fixed income securities. Derivatives are often used to manage market risk and to achieve overall investment portfolio objectives but not for speculation.  Exchange listed futures are priced using vendor services. Over-the-counter derivatives are priced using broker quotes.

Futures Contracts — The Plan enters into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan’s fixed income investments and to achieve overall investment portfolio objectives. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2010 and 2009, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury securities. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the fair value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuations in the value of the underlying contracts.

At December 31, 2010, the Plan had futures contracts to buy and sell U.S. Treasury Notes and Bond contracts with notional amounts of $72,000,000 and $13,600,000, respectively; and to buy and sell Eurodollar contracts with notional amounts of $50,000,000 and $73,000,000, respectively. At December 31, 2009, the Plan had futures contracts to buy and sell U.S. Treasury Notes contracts with notional amounts of $42,600,000 and $32,000,000, respectively; and to sell Eurodollar contracts with notional amounts of $6,000,000.   Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of cash settlements under the contracts.

The fair value of futures contracts in the statements of net assets available for benefits is zero at December 31, 2010 and 2009, as settlements are made by cash daily. Realized gains or losses are accounted for as net appreciation (depreciation) in fair value of investments.

Interest Rate Swaps — An interest rate swap is an agreement between two parties (known as counterparties) where one stream of future interest payments is exchanged for another based on a specified principal amount. Interest rate swaps often exchange a fixed payment for a floating payment that is linked to an interest rate (most often the LIBOR). The Plan will typically use interest rate swaps to limit, or manage, its exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than it would have been able to get without the swap. Counterparties must be rated BBB or better by a nationally recognized rating agency. The Plan had entered into 13 interest rate swap contracts as of December 31, 2010, with a total fair value of $(1,002,699) and a notional value of $38,790,000. The Plan had entered into 16 interest rate swap contracts as of December 31, 2009, with a total fair value of $274,612 and a notional value of $52,700,000.

Credit Default Swap — A credit default swap is designed to transfer the credit exposure of fixed income products between parties. The buyer of a credit swap receives credit protection, whereas the seller of the swap guarantees the credit worthiness of the product. By doing this, the risk of default is transferred from the holder of the fixed income security to the seller of the swap.  The Plan had entered into one credit default swap with a fair value of $724 and notional amount of $1,050,000 as of December 31, 2010. The security was a swap on the Wells Fargo bond with a CUSIP no. 949746NA5.  The Plan had no credit default swap positions as of December 31, 2009.

At December 31, 2010, the fair value of derivatives was $(1,001,975). At December 31, 2009, the fair value of derivatives was $274,612.

The fair values of derivative instruments in the statement of net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	As of December 31, 2010
	Asset Derivatives		Liabilities Derivatives
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Statement of Net Assets Available for Benefits Location	Fair Value	Statement of Net Assets Available for Benefits Location	Fair Value
Interest rate swaps	Investments at fair value	$89,169	Investments at fair value	$(1,091,868)
Credit default swaps	Investments at fair value	724

Total derivatives		$89,893		$(1,091,868)

	As of December 31, 2009
	Asset Derivatives		Liabilities Derivatives
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Statement of Net Assets Available for Benefits Location	Fair Value	Statement of Net Assets Available for Benefits Location	Fair Value
Interest rate swaps	Investments at fair value	$879,913	Investments at fair value	$(605,301)

Total derivatives		$879,913		$(605,301)

The effect of derivative instruments on the statement of changes in net assets available for benefits is as follows:

	For the Year Ended December 31, 2010
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Location of Gain or (Loss) in the Statement of Changes in Net Assets Available for Benefits	Amount of Gain (Loss) Recognized in Income on Derivatives
Interest rate swaps	Net appreciation in fair value of investments	$1,325,746
Futures contracts	Net depreciation in fair value of investments	(228,660)
Credit default swap	Net depreciation in fair value of investments	(10,373)
Net derivative gain		$1,086,713

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, at December 31, 2010 and 2009:

	2010	2009

Net assets available for benefits per the financial statements	$3,180,122,761	$2,824,439,185
Amounts allocated to withdrawing participants	(7,230,775)	(5,387,104)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	346,168	313,956
Net assets available for benefits per Form 5500	$3,173,238,154	$2,819,366,037

The following is a reconciliation of net increase in assets before transfers per the financial statements to the Form 5500 for the year ended December 31, 2010:

2010

Net increase in net assets before transfers per the financial statements	$273,495,559
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, current year	346,168
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, prior year	(313,956)
Distributions allocated to withdrawing participants at end of year	(7,230,775)
Distributions allocated to withdrawing participants at start of year	5,387,104
Net increase in net assets before transfers per Form 5500	$271,684,100

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2010:

2010

Distributions to participants per the financial statements	$299,490,266
Amounts allocated to withdrawing participants at end of year	7,230,775
Amounts allocated to withdrawing participants at start of year	(5,387,104)
Distributions to participants per the Form 5500	$301,333,937

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of that date.

12.	SUBSEQUENT EVENTS

On March 28, 2011, the SSgA Index Plus Secs Lending Ser A Fund (“S&P 500 Select Fund”) was removed from the Plan.  On that date, the participant balances in the S&P 500 Select Fund were transferred to the participant’s SSgA Target Series Fund as determined by the participant’s year of birth.

Effective June 4, 2011, the Plan changed its recordkeeper from ING Group to Aon Hewitt.

******

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Line 4i
Computer Sciences Corporation
EIN 95-2043126
Computer Sciences Corporation Matched Asset, Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Euro	Cash & cash equivalents		$677

*	Mellon Temporary Investment Fund	Collective Short Term Invest Fd		20
	State Street Global Advisor	Money Market Fund		285,131,985
*	The Bank of New York Mellon	Collective Short Term Invest Fd		39,527,205
		Total Short-Term Investments		324,659,210

*	Computer Sciences Corporation	Common Stock (9,119,213 shares)	$480,876,298	452,312,965

	Computer Sciences Corporation	Participant loans		46,681,313

	State Street Global Advisor	Commingled Fund - SSgA Target Retirement Fund		34,447,738
	State Street Global Advisor	Commingled Fund - SSgA Target Ser Ret 2010		63,426,940
	State Street Global Advisor	Commingled Fund - SSgA Target Ser Ret 2015		113,040,245
	State Street Global Advisor	Commingled Fund - SSgA Target Ser Ret 2020		133,680,481
	State Street Global Advisor	Commingled Fund - SSgA Target Ser Ret 2025		123,490,795
	State Street Global Advisor	Commingled Fund - SSgA Target Ser Ret 2030		92,326,143
	State Street Global Advisor	Commingled Fund - SSgA Target Ser Ret 2035		62,308,327
	State Street Global Advisor	Commingled Fund - SSgA Target Ser Ret 2040		37,291,244
	State Street Global Advisor	Commingled Fund - SSgA Target Ser Ret 2045		14,775,282
	State Street Global Advisor	Commingled Fund - SSgA Target Ser Ret 2050		13,141,290
*	Mellon Bank, N.A.	Commingled Fund - Daily Liquidity Stock Index Fund		390,977,604
	Frank Russell	Commingled Fund - Frank Russell Equity #1 Fund		185,660,778
	T.Rowe Price	Commingled Fund - Frozen Stable Value Fund		9,577,408
*	Mellon Bank, N.A.	Commingled Fund - Mellon EB Daily Liquidity Enhanced~Asset Allocation Fd 010-663		117,567,723
*	Mellon Bank, N.A.	Commingled Fund - Mellon EB Daily Market Completion Fund		291,783,603
	State Street Global Advisor	Commingled Fund - SSgA Gov't Tips Bond Fund		101,954,077
	State Street Global Advisor	Commingled Fund - SSgA Index Plus Secs Lending Ser A Fund		89,871,409
		Total Interest in Commingled Funds		1,875,321,087

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	Achmea Hypotheekbank Nv Medium~Term Nts Book Entry 144A Neth~Tranche # Tr 1~Scheme	Corporate bonds	3.200%	11/3/14		$1,082,037
	Alabama Pwr Co~Sr Nt Ser 2007D	Corporate bonds	4.850%	12/15/12		643,548
	America Movil S A De C V~Gtd Sr Nt	Corporate bonds	5.500%	03/01/14		436,759
	American Express Cr Corp~Medium Term Nts Book Entry~Tranche # Tr 00073	Corporate bonds	2.750%	9/15/15		826,300
	American Intl Group Inc~Nt	Corporate bonds	6.400%	12/15/20		104,921
	American Transmission Sys Inc~Sr Nt	Corporate bonds	5.250%	1/15/22		307,497
	Anadarko Pete Corp~Anadarko Pete Corp~Sr Nt	Corporate bonds	6.375%	09/15/17		315,900
	Anadarko Pete Corp~Anadarko Pete Corp~Sr Nt	Corporate bonds	5.950%	9/15/16		418,973
	Anadarko Pete Corp~Anadarko Pete Corp~Sr Nt	Corporate bonds	7.625%	3/15/14		112,104
	Anadarko Pete Corp~Anadarko Pete Corp~Sr Nt	Corporate bonds	5.750%	6/15/14		80,283
	Anglogold Ashanti Hldgs Plc~Gtd Nt	Corporate bonds	5.375%	4/15/20		150,800
	Anheuser Busch Inbev Worldwide~Inc~Gtd Nt	Corporate bonds	5.375%	1/15/20		460,527
	Aol Time Warner Inc	Corporate bonds	7.625%	04/15/31		12,157
	AT&T Broadband Corp~Nt	Corporate bonds	8.375%	03/15/13		1,018,421
	AT&T Corp~Usd Sr Nt	Corporate bonds	7.300%	11/15/11		596,860
	Australia & New Zealand Bkg~Group Ltd Sr Medium Term Nts~Tranche # Sr 00005~Govt Gtee Scheme	Corporate bonds		06/18/12		791,122
	Bank Amer Fdg Corp	Corporate bonds	5.625%	7/1/20		739,130
	Bank Amer Fdg Corp~Global Nt	Corporate bonds	4.500%	04/01/15		711,431
	Bank New York Inc Medium Term~Sr Nts Book Entry~Tranche # Tr 00027	Corporate bonds		03/23/12		459,425
	Bnp Paribas Home Ln Covered~Bds~Bd	Corporate bonds	2.200%	11/2/15		689,558
	Bp Cap Mkts P L C~Gtd Nt	Corporate bonds	5.250%	11/07/13		928,140
	Bp Cap Mkts P L C~Gtd Nt	Corporate bonds	3.125%	3/10/12		582,848
	Bp Cap Mkts P L C~Gtd Nt	Corporate bonds	3.125%	10/1/15		1,149,207
	Bristol-Meyer Squibb	Corporate bonds	6.875%	08/01/97		22,453
	Broadcom Corp~Sr Nt	Corporate bonds	1.500%	11/01/13		1,529,513
	Burlingtn North Santa Fe	Corporate bonds	5.050%	3/1/41		204,576
	Burlington Northn Santa Fe~Corp~Nt	Corporate bonds	7.000%	02/01/14		651,390
	Burlington Northn Santa Fe~Corp~Nt Dtd 05/15/2001	Corporate bonds	6.750%	07/15/11		754,711
	Canadian Nat Res Ltd~Nt	Corporate bonds	6.500%	2/15/37		170,625
	Canadian Natl Ry Co~Nt	Corporate bonds	6.375%	10/15/11		631,971
	Capital One Finl Corp~Sr Nt	Corporate bonds	6.250%	11/15/13		515,858
	Carefusion Corp~Sr Nt	Corporate bonds	6.375%	8/1/19		310,692
	Cenovus Energy Inc~Sr Nt	Corporate bonds	6.750%	11/15/39		273,773
	Centerpoint Energy Res Corp~Sr Nt	Corporate bonds	7.875%	04/01/13		73,479
	Cdp Finl Inc Rstr~Gtd Sr Nt	Corporate bonds	4.400%	11/25/19		1,296,267
	Cincinnati Gas & Elec Co~Deb	Corporate bonds	5.700%	09/15/12		753,676
	Citigroup Fdg Inc Fdic Gtd	Corporate bonds	2.250%	12/10/12		555,449
	Citigroup Inc	Corporate bonds	6.375%	8/12/14		187,886
	Citigroup Inc~Nt	Corporate bonds	4.587%	12/15/15		443,067
	Citigroup Inc~Sr Nt	Corporate bonds	4.750%	5/19/15		261,775
	Citigroup Inc~Sr Nt	Corporate bonds	5.375%	8/9/20		618,211
	Comcast Corp New~Gtd Nt	Corporate bonds	5.900%	3/15/16		111,953
	Comcast Corp New~Nt	Corporate bonds	7.050%	03/15/33		39,984
	Comcast Corp New~Nt	Corporate bonds	6.950%	8/15/37		141,384
	Comcast Corp New~Nt	Corporate bonds	6.400%	3/1/40		107,186
	Consolidated Nat Gas Co~Sr Nt	Corporate bonds	5.000%	03/01/14		26,821
	Constellation Energy Group Inc~Nt Dtd 03/26/2002	Corporate bonds	7.600%	04/01/32		141,465
	Corporacion Nacional Del Cobre *Pp*~ De Chile~Nt~144A	Corporate bonds	4.750%	10/15/14		662,321
	Corporacion Nacional Del Cobre Restr~ De Chile~Nt	Corporate bonds	3.750%	11/04/20		241,620
	Covidien Intl Fin S A~Gtd Nt	Corporate bonds	2.800%	6/15/15		401,476
	Cox Communications Inc New Restr	Corporate bonds	8.375%	3/1/39		259,182
	Credit Suisse Ag Medium Term~Sub Nts Book Entry~Tranche # Tr 00004	Corporate bonds	5.400%	1/14/20		382,976
	Credit Suisse First Boston N Y~Brh Medium Term Sr Nts Book~Tranche # Tr 00411	Corporate bonds	5.000%	05/15/13		457,419
	Credit Suisse First Boston N Y~Brh Medium Term Sr Nts Book~Tranche # Tr 00411	Corporate bonds	5.000%	5/15/13		484,326
	Credit Suisse Guernsey Brh~Cap Nt Tier 1 Fixed To Fltg	Corporate bonds	5.860%	12/31/49		283,500
	Crown Castle Towers Llc / Restr~Crown Castle South Llc / Crown 144A~2010-1 Sr Secd Rev Nt Cl	Corporate bonds	4.523%	01/15/35		639,053
	Crown Castle Towers Llc / Restr~Crown Castle South Llc / Crown 144A~2010-3 Sr Secd Rev Nt Cl	Corporate bonds	6.113%	1/15/40		646,858
	Dexia Cr Loc Acting Thru Its Restr~New York Banch 144A~Gtd Nt	Corporate bonds	2.000%	3/5/13		1,417,952
	Dexia Cr Loc Societe Anonyme~Nt	Corporate bonds	2.750%	1/10/14		2,187,972
	Directv Hldgs Llc / Directv~Fing Inc~Sr Nt	Corporate bonds	3.125%	2/15/16		666,002
	Discovery Communications Llc~Gtd Secd Nt	Corporate bonds	3.700%	6/1/15		481,433
	Dominion Res Inc Va New~Sr Nt Ser B	Corporate bonds	5.950%	6/15/35		185,974
	Dow Chem Co~Nt	Corporate bonds	4.250%	11/15/20		487,571
	Duke Energy Corp	Corporate bonds	5.050%	9/15/19		344,370

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	Eksportfinans A S A Medium~Term Nts Book Entry~Tranche # Tr 00087	Corporate bonds	5.125%	10/26/11		$751,426
	Eksportfinans A S A Medium~Term Nts Book Entry~Tranche # Tr 00119	Corporate bonds	5.000%	02/14/12		575,883
	Eksportfinans A S A Medium~Term Nts Book Entry~Tranche # Tr 00147	Corporate bonds	5.500%	6/26/17		476,999
	Eksportfinans A S A Medium~Term Nts Book Entry~Tranche # Tr 00716	Corporate bonds	2.000%	9/15/15		883,841
	Eksportfinans Asa~Nt	Corporate bonds	1.875%	04/02/13		698,045
	El Paso Pipeline Partners Oper~Co L L C~Gtd Sr Nt	Corporate bonds	6.500%	4/1/20		91,280
	Electronic Data Sys Corp New~Sr Nt Ser B	Corporate bonds		08/01/13		512,734
	Enterprise Prods Oper Llc	Corporate bonds	5.250%	1/31/20		312,057
	Enterprise Prods Oper Llc~Gtd Sr Nt	Corporate bonds	6.500%	1/31/19		85,159
	Enterprise Prods Oper Llc~Sr Nt	Corporate bonds	6.650%	4/15/18		143,499
	Finance For Danish Ind A/S Eur~Gtd Sr Medium Term Nts Book~Tranche # Tr 6	Corporate bonds	1.750%	12/06/12		856,078
	Finance For Danish Ind A/S Eur~Gtd Sr Medium Term Nts Book~Tranche # Tr 6	Corporate bonds	1.750%	12/6/12		967,520
	Florida Power & Light Co	Corporate bonds	5.950%	02/01/38		221,618
	Florida Power Corp 1St Mtg F/R	Corporate bonds	6.400%	6/15/38		116,278
	Florida Pwr & Lt Co	Corporate bonds	4.950%	6/1/35		47,941
	Florida Pwr Corp~1St Mtg Dtd 07/18/2001	Corporate bonds	6.650%	07/15/11		675,541
	FPL Group Cap Inc	Corporate bonds	5.625%	09/01/11		221,596
	Fpl Group Cap Inc	Corporate bonds	2.550%	11/15/13		383,385
	General Elec Cap Corp M/T/N~Term Nts Book Entry~Tranche # Tr 00793	Corporate bonds	6.150%	8/7/37		84,327
	General Elec Cap Corp Medium~Term Nts Book Entry~Tranche # Tr 00780	Corporate bonds		4/10/12		644,045
	General Elec Cap Corp Medium~Term Sr Nts Book Entry Fdic~Tranche # Tr 00004	Corporate bonds	3.000%	12/09/11		3,973,275
	General Elec Cap Corp Medium~Term Sr Nts Book Entry Fdic~Tranche # Tr 00023	Corporate bonds	2.625%	12/28/12		726,031
	General Elec Cap Corp Medium~Term Sr Nts Book Entry Fdic~Tranche # Tr 00026	Corporate bonds	2.000%	09/28/12		1,082,737
	Georgia Pac Llc	Corporate bonds	8.250%	5/1/16		169,313
	Georgia Power Co 1 St Mtg F/R	Corporate bonds		03/15/13		1,060,201
	Goldman Sachs Cap Ii~Gtd Fixed To Fltg Normal Pps	Corporate bonds		12/29/49		165,263
	Goldman Sachs Group Inc	Corporate bonds	6.150%	4/1/18		220,238
	Goldman Sachs Group Inc M/T/N	Corporate bonds	7.500%	2/15/19		221,538
	Goldman Sachs Group Inc Medium~Term Nts Book Entry~Tranche # Tr 00580	Corporate bonds	5.375%	3/15/20		206,672
	Goldman Sachs Group Inc Medium~Term Nts Book Entry~Tranche # Tr 00581	Corporate bonds	6.000%	6/15/20		270,165
	Goldman Sachs Group Inc Mtn~Finance-Invest Bnkr/Brkr	Corporate bonds	5.000%	10/01/14		363,198
	Goldman Sachs Group Inc~Goldman Sachs Group Inc~Sr Nt Dtd 07/15/2003	Corporate bonds	4.750%	07/15/13		426,108
	Goldman Sachs Grp Inc	Corporate bonds	5.250%	10/15/13		465,355
	Gte Corp	Corporate bonds	6.940%	04/15/28		28,225
	Home Depot Inc~Sr Nt	Corporate bonds	5.875%	12/16/36		416,060
	International Paper Co	Corporate bonds	9.375%	5/15/19		553,105
	Jabil Circuit Inc~Sr Nt	Corporate bonds	5.625%	12/15/20		142,463
	Japan Fin Corp~Gtd Bd	Corporate bonds	2.000%	6/24/11		579,324
	JPMorgan Chase & Co	Corporate bonds	4.250%	10/15/20		125,988
	JPMorgan Chase & Co Fdic Gtd~Tlgp~Nt	Corporate bonds	2.200%	06/15/12		675,213
	JPMorgan Chase & Co~Dep Shs Repstg 1/10Th Pfd Ser~Formerly J P Morgan Chase And~Co To 07/20/2004	Corporate bonds		12/31/49		85,039
	JPMorgan Chase & Co~Nt~Formerly J P Morgan Chase &~Co To 07/20/2004	Corporate bonds	6.300%	4/23/19		233,343
	JPMorgan Chase Bk N A New York~N Y~Sub Bk Nt~Formerly JPMorgan Chase Bk New	Corporate bonds	6.000%	7/5/17		325,380
	JPMorgan Chase Cap Xxv~Cap Secs Ser Y	Corporate bonds	6.800%	10/1/37		489,770
	Kinder Morgan Energy Partners	Corporate bonds	6.550%	9/15/40		78,850
	Kraft Foods Inc~Global Nt Dtd 11/02/2001	Corporate bonds	6.500%	11/01/31		66,741
	Kraft Foods Inc~Nt	Corporate bonds	5.375%	2/10/20		215,254
	Kraft Foods Inc~Nt	Corporate bonds	6.500%	2/9/40		330,584
	Leaseplan Corp Restr	Corporate bonds	3.000%	5/7/12		1,027,360
	Lehman Brothers Hldgs Inc Dflt~Lehman Brothers Hldgs Inc~Medium Term Nt Ser I	Corporate bonds	6.750%	12/28/17		38
	Life Technologies Corp~Sr Nt	Corporate bonds	6.000%	3/1/20		198,159
	Life Technologies Corp~Sr Nt	Corporate bonds	5.000%	01/15/21		71,322
	Lincoln Natl Corp	Corporate bonds	7.000%	6/15/40		108,747
	Lincoln Natl Corp Ind~Cap Secs	Corporate bonds	6.050%	4/20/67		92,250
	Manulife Finl Corp~Sr Nt	Corporate bonds	3.400%	9/17/15		538,742
	Metlife Inc~Sr Nt	Corporate bonds	2.375%	02/06/14		683,230
	Metlife Inc~Sr Nt	Corporate bonds	4.750%	2/8/21		127,628
	Metlife Inc~Sr Nt	Corporate bonds	5.875%	2/6/41		131,791

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	Metropolitan Life Global Fdg I Restr~144A	Corporate bonds	2.500%	01/11/13		$403,627
	Metropolitan Life Global Fdg I Restr~144A	Corporate bonds	2.500%	1/11/13		1,134,242
	Metropolitan Life Global Fdg Irestr~Sr Nt	Corporate bonds	5.125%	04/10/13		414,537
	Metropolitan Life Global Fdg Irestr~Sr Nt	Corporate bonds	5.125%	4/10/13		592,195
	Metropolitan Life Global Fdg I Restr~Medium Term Nts Book Entry~Tranche # Tr 00045	Corporate bonds	5.125%	6/10/14		244,744
	Midamerican Energy Hldgs Co~New~Sr Bd	Corporate bonds	5.950%	5/15/37		184,594
	Midamerican Energy Hldgs Co~New~Sr Bd	Corporate bonds	6.500%	9/15/37		84,842
	Morgan Stanley	Corporate bonds	4.200%	11/20/14		1,368,984
	Morgan Stanley Dean Witter &~Co~Nt Dtd 04/03/2002~Formerly Morgan Stanley Dean	Corporate bonds	6.600%	04/01/12		127,856
	Morgan Stanley Fdic Gtd Tlgp~Gtd Nt	Corporate bonds	2.250%	03/13/12		1,024,899
	Morgan Stanley~For Equity Issues See 61746S~Sr Global Medium Term Nt Ser F~Formerly Morgan Stanley Dean	Corporate bonds		1/9/12		494,613
	NBC Unvl Inc Restr~Sr Nt 144A	Corporate bonds	4.375%	4/1/21		461,040
	NBC Unvl Inc Restr~Sr Nt 144A	Corporate bonds	5.150%	4/30/20		310,986
	New York Life Global Fdg Restr~Medium Term Nts Book Entry~Tranche # Tr 00009	Corporate bonds	5.250%	10/16/12		268,968
	News Amer Hldgs Inc Sr Deb	Corporate bonds	7.750%	01/20/24		47,165
	News Amer Hldgs Inc~Deb	Corporate bonds	8.500%	2/23/25		61,102
	News Amer Inc~Bd	Corporate bonds	6.200%	12/15/34		15,750
	Niagara Mohawk Power Corp Gen	Corporate bonds	3.553%	10/01/14		285,755
	Novus USA Trust Series 2010-1 Restr~Nt Fltg	Corporate bonds		11/18/11		460,000
	Oracle Corp Restr~Nt 144A~Formerly Oracle Sys Corp To~06/01/1995 For Nts Dtd	Corporate bonds	5.375%	7/15/40		206,572
	Petrobas Intl Fin Co~Global Nt	Corporate bonds	5.875%	3/1/18		31,945
	Petrobas Intl Fin Co~Gtd Global Nt	Corporate bonds	5.750%	1/20/20		700,360
	Pfizer Inc~Nt	Corporate bonds	7.200%	3/15/39		161,755
	Philip Morris Intl Inc~Nt	Corporate bonds	4.875%	05/16/13		920,168
	Pricoa Global Fdg I Mtn *Pp*~144A~Tranche # Tr 00017	Corporate bonds	4.625%	06/25/12		419,644
	Progress Energy Inc~Sr Nt	Corporate bonds	7.000%	10/30/31		145,474
	Prudential Finl Inc Medium~Term Nts Book Entry~Tranche # Tr 00034	Corporate bonds	2.750%	01/14/13		422,574
	Prudential Finl Inc Medium~Term Nts Book Entry~Tranche # Tr 00036	Corporate bonds	5.375%	6/21/20		365,733
	Prudential Finl Inc Medium~Term Nts Book Entry~Tranche # Tr 00039	Corporate bonds	6.200%	11/15/40		132,231
	Rabobank Nederland Global~Medium Term Nts Book Entry~Tranche # Tr 00043	Corporate bonds	2.650%	08/17/12		1,410,434
	Rio Tinto Fin Usa Ltd	Corporate bonds	1.875%	11/02/15		625,567
	Rio Tinto Fin Usa Ltd~Gtd Nt	Corporate bonds	3.500%	11/2/20		254,404
	Rockies Express Pipeline Llc Restr~Sr Nt 144A	Corporate bonds	5.625%	4/15/20		289,989
	Royal Bk Scotland Plc Gtd Restr	Corporate bonds		04/08/11		1,900,779
	San Diego Gas & Elec Co	Corporate bonds	4.500%	8/15/40		135,240
	Schering Plough Corp	Corporate bonds	6.550%	9/15/37		304,578
	SLM Corp Medium Term Nts Book~Entry~Tranche # Tr 00102	Corporate bonds		1/27/14		144,115
	Southwestern Energy Co~Sr Nt	Corporate bonds	7.500%	2/1/18		157,850
	Svenska Handelsbanken Ab~Medium Term Sr Nts Book Entry~Tranche # Tr 00002	Corporate bonds	2.875%	9/14/12		788,680
	Symantec Corp~Sr Nt	Corporate bonds	2.750%	9/15/15		390,328
	Tci Communications Inc Deb	Corporate bonds	7.125%	02/15/28		128,974
	Teachers Ins & Annuity Assn~Amer~Surplus Nt	Corporate bonds	6.850%	12/16/39		251,550
	Teck Resources Limited	Corporate bonds	4.500%	1/15/21		228,760
	Telefonica Emisiones S A U~Gtd Nt	Corporate bonds	2.582%	4/26/13		617,500
	Telefonica Emisiones S A U~Sr Nt	Corporate bonds	5.984%	06/20/11		424,205
	Teva Pharmaceutical Fin Iii~Llc~Sr Nt	Corporate bonds	1.500%	06/15/12		655,974
	TIAA Global Mkts Inc Mtn Restr~144A 3C7~Tranche # Tr 00003	Corporate bonds	5.125%	10/10/12		454,878
	Time Warner Cable Inc~Nt	Corporate bonds	6.200%	7/1/13		405,378
	Time Warner Companies Inc~Deb	Corporate bonds	7.570%	02/01/24		266,587
	Toledo Edison Co~Sr Nt Dtd 11/16/2006	Corporate bonds	6.150%	5/15/37		180,775
	Toronto Dominion Bk Ont Restr~Gtd Covered Bd 144A	Corporate bonds	2.200%	7/29/15		1,150,906
	Transocean Inc~Transocean Sedco Forex Inc~Sr Nt~Formerly Transocean Sedco	Corporate bonds	6.000%	3/15/18		220,561
	Unitedhealth Group Inc~Unitedhealth Group Inc~Nt	Corporate bonds	5.250%	3/15/11		610,124
	Valero Energy Corp New~Nt~Formerly Valero Refng &~Marketing Co To 07/31/1997	Corporate bonds	6.625%	6/15/37		177,734
	Verizon Communications Inc~Verizon Communications~Nt	Corporate bonds	5.250%	04/15/13		848,086
	Verizon Communications Inc~Verizon Communications~Nt	Corporate bonds	6.400%	2/15/38		82,964
	Verizon Global Fdg Corp	Corporate bonds	6.875%	06/15/12		227,590
	Verizon Global Fdg Corp	Corporate bonds	7.375%	09/01/12		524,438
	Verizon Md Inc~Deb Ser B	Corporate bonds	5.125%	06/15/33		79,236
	Vodafone Group Plc New~Vodafone Group Plc New~Nt	Corporate bonds	4.150%	6/10/14		788,385
	Vodafone Group Plc New~Vodafone Group Plc New~Nt Fltg	Corporate bonds		02/27/12		385,608
	Volkswagen Intl Fin N V Restr~Gtd Nt 144A	Corporate bonds	1.625%	08/12/13		699,643
	Wal-Mart Stores Inc~Nt	Corporate bonds	5.625%	4/1/40		362,097
		Total Corporate Bonds				85,762,342

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	U.S. Treasuries	U S Treas Nts~912828Pj3	0.138%	11/30/15		$147,401
	U.S. Treasuries	U S Treasury Bills		5/5/11		2,848,366
	U.S. Treasuries	U S Treasury Bills		5/26/11		9,463,885
	U.S. Treasuries	U S Treasury Bonds	6.250%	08/15/23		131,972
	U.S. Treasuries	U S Treasury Bonds	8.000%	11/15/21		459,672
	U.S. Treasuries	U S Treasury Bonds	7.250%	08/15/22		2,048,091
	U.S. Treasuries	U S Treasury Bonds	6.500%	11/15/26		1,434,428
	U.S. Treasuries	U S Treasury Bonds	5.250%	02/15/29		344,063
	U.S. Treasuries	U S Treasury Bonds	3.875%	8/15/40		898,066
	U.S. Treasuries	United States Treas Bds~Dtd 00216	4.375%	5/15/40		2,852,751
	U.S. Treasuries	United States Treas Nts	3.500%	2/15/18		736,365
	U.S. Treasuries	United States Treas Nts Infl Inx~Dtd 00097	1.875%	7/15/15		582,944
	U.S. Treasuries	United States Treas Nts~Dtd 00249	3.625%	8/15/19		1,953,566
	U.S. Treasuries	United States Treas Nts~Dtd 00287	0.500%	4/15/15		3,065,212
	U.S. Treasuries	United States Treas Nts~Dtd 00295	2.750%	5/31/17		410,156
	U.S. Treasuries	United States Treas Nts~Dtd 00318	1.875%	10/31/17		907,847
	U.S. Treasuries	United States Treas Nts~Dtd 00321	1.375%	11/30/15		4,339,087
	U.S. Treasuries	United States Treas Nts~Dtd 00323	0.750%	12/15/13		13,811,100
	U.S. Treasuries	United States Treas Nts~Dtd 00332	0.500%	11/30/12		22,171,362
	U.S. Treasuries	United States Treas Nts~Dtd 00332	0.500%	11/30/12		10,706,171
	U.S. Treasuries	US Tr Bond~912810Qh4	4.375%	5/15/40		319,814
		Total Government Bonds				79,632,319

	Federal Home Ln Bk Chicago~Sub Nt	U.S. Gov’t Agencies	5.625%	6/13/16		297,781
	Federal Home Ln Bks Deb	U.S. Gov’t Agencies	5.250%	09/12/14		430,046
	Federal Home Ln Bks Deb	U.S. Gov’t Agencies	5.375%	06/13/14		430,867
	Federal Home Ln Bks Deb~Cons Bd Dtd 05/04/2004	U.S. Gov’t Agencies	5.375%	5/15/19		1,675,433
	Federal Home Ln Mtg Corp~Reference Nts Fed Book Entry~Preassign 00012	U.S. Gov’t Agencies	5.000%	2/16/17		1,007,689
	Federal Natl Mtg Assn	U.S. Gov’t Agencies	5.250%	08/01/12		977,495
	Federal Natl Mtg Assn	U.S. Gov’t Agencies	5.250%	08/01/12		694,395
	Resolution Fdg Corp Fed Book~ Entry Cpn Strips~Generic Int Pmt	U.S. Gov’t Agencies		10/15/18		58,088
	Resolution Fdg Corp Fed Book~ Entry Cpn Strips~Generic Int Pmt~Bd	U.S. Gov’t Agencies		07/15/18		58,780
		Total U.S. Agencies Bonds				5,630,574

	California St	State and local oblig.	3.950%	11/01/15		132,994
	California St	State and local oblig.	3.950%	11/01/15		152,697
	California St~For Previous Issues See 13062R~For Adl Issues See 13063A	State and local oblig.	5.100%	08/01/14		499,763
	California St~For Previous Issues See 13062T	State and local oblig.	5.650%	04/01/39		142,564
	Chicago Ill O Hare Intl Arpt~Rev~Taxable-Gen-Third Lien-B~Build Amer Bds-Direct Pmt	State and local oblig.	6.395%	1/1/40		70,780
	Chicago Ill Wtr Rev~Taxable-Second Lien-Proj-Ser B~Build Amer Bds-Direct Pmt	State and local oblig.	6.742%	11/1/40		170,678
	Dallas Tex Area Rapid Tran Sal	State and local oblig.	5.999%	12/1/44		212,603
	District Columbia Wtr & Swr~Auth Pub Util Rev~Taxable-Sub Lien-Ser A-~Build-Amer Bds-Issuer Subsidy	State and local oblig.	5.522%	10/1/44		166,997
	Illinois St~For Issues Dtd Prior To~7/1/02 See 452150	State and local oblig.	2.766%	01/01/12		872,158
	Illinois St~For Issues Dtd Prior To~7/1/02 See 452150	State and local oblig.	5.100%	06/01/33		467,606
	Los Angeles Calif Dept Wtr &~Pwr Rev~Taxable-Pwr-Ser A-Build~Amer Bds-Direcr Pmt	State and local oblig.	5.716%	7/1/39		141,124
	Los Angeles Calif Uni Sch Dist	State and local oblig.	6.758%	7/1/34		155,360
	Maryland St Transn Auth Transn~Facs Prjs Rev~Taxable-Ser B-Build Amer~Bds-Direct Pmt	State and local oblig.	5.754%	7/1/41		261,006
	Miami-Dade Cnty Fla Tran Sys~Build America Bonds-Ser B	State and local oblig.	5.624%	7/1/40		139,858
	Municipal Elec Auth Ga~Taxable-Plt Vogtle Units~3&4 Pj J-Ser A-Build Amer~Bds-Issuer Subsidy	State and local oblig.	6.637%	4/1/57		146,625
	Napa Valley Calif Uni Sch Dist~Taxable-B-Build Amer Bds	State and local oblig.	6.507%	8/1/43		137,089
	New Jersey St Transn Tr Fd~Auth~Taxable-Transn Sys-Ser B-Build~Amer Bds-Issuer Subsidy	State and local oblig.	6.561%	12/15/40		120,834
	New York N Y City Mun Wtr Fin~Auth Wtr & Swr Sys Rev~Taxable-Second Gen-Ser Ee~Build Amer Bds-Issuer Subsidy	State and local oblig.	6.011%	6/15/42		189,827
	New York N Y City Transitional	State and local oblig.	5.508%	8/1/37		168,481
	New York St Dorm Auth St Pers~Income Tax Rev~Taxable-Gen Purp-Ser H~Build Amer Bds	State and local oblig.	5.389%	3/15/40		163,595
	New York St Urban Dev Corp Rev~Taxable-St Pers Income Tax~Ser D~For Issues Dtd Prior To	State and local oblig.	1.315%	12/15/11		481,099

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	Port Auth N Y & N J	State and local oblig.	6.040%	12/1/29		$163,904
	Sacramento Calif Mun Util Dist~Elec Rev~For Issues Dtd Prior To 7/1/97~See 786004	State and local oblig.	6.156%	5/15/36		179,755
	San Diego Cnty Calif Regl Arpt~Auth Arpt Rev~Taxable-Sub-Ser C-Build Amer~Bds-Direct Pmt To Issuer	State and local oblig.	6.628%	7/1/40		172,278
	University Calif Revs~Taxable-Ltd Proj-Ser F~Build Amer Bds-Issuer Subsidy~For Previous Issues See	State and local oblig.	5.946%	05/15/45		137,021
	Utah Tran Auth Sales Tax Rev~Taxable-Sub-Build Amer Bds~Issuer Subsidy	State and local oblig.	5.705%	6/15/40		253,644
			Total State and Local Obligations			5,900,340

	Ally Auto Receivables Tr~2009-A~Asset Backed Nt Cl A-2 Talf	Asset backed security	1.320%	3/15/12		381,813
	Ally Auto Receivables Tr~2010-5~Asset Backed Nt Cl A-2~Ser 5 Cl A2	Asset backed security	1.000%	03/15/13		1,304,703
	Ally Auto Receivables Tr~2010-5~Asset Bkd Nt Cl C~Ser 5 Cl C	Asset backed security	1.000%	05/15/17		400,775
	Americredit Automobile~Receivables Tr 2010-B~Auto Receivable Bkd Nt~Ser B Cl A3	Asset backed security	2.490%	11/06/17		551,792
	Ameriquest Mtg Secs Inc~Ameriquest Mtg Secs Inc~A-1-Var Rate~110104	Asset backed security	0.564%	11/25/34		138,481
	Arkle Master Issuer Plc Restr~Mtg Backed Nt Ser 4 Cl A1~Cmo 4A1 Ser 1A~144A	Asset backed security	0.934%	02/17/52		1,000,000
	Arkle Master Issuer Plc~2010-1 Mtg Bkd Nt~144A~Ser 1A Cl 2A	Asset backed security		05/17/60		769,180
	Arkle Master Issuer Plc~2010-1 Mtg Bkd Nt~144A~Ser 1A Cl 2A	Asset backed security		5/17/60		942,866
	Arkle Master Issuer Plc~Mtg Bkd Nt 2010-2 Ser 1 144A~Ser 2010-2A Cl 1A1	Asset backed security	1.654%	5/17/60		765,000
	Arran Residential Mtgs Fdg No Restr~2 Plc 144A~Nt Fltg Rate Cl A2B	Asset backed security	0.341%	09/20/56		422,956
	Arran Residential Mtgs Fdg No Restr~3 Plc~Nt Cl A2B Fltg Rate Ser 3A~144A	Asset backed security	0.352%	09/16/56		745,600
	Arran Residential Mtgs Fdg No~1 Plc~Nt Cl A1C Fltg~Ser 1A Cl A1C	Asset backed security		05/16/47		769,723
	Arran Residential Mtgs Fdg No~1 Plc~Nt Cl A1C Fltg~Ser 1A Cl A1C	Asset backed security		5/16/47		764,725
	Banc Amer Alternative Ln Tr~2004-5 Mtg Passthru Ctf Cl~4-A-1-Fixed Rt~052504	Asset backed security	5.000%	06/25/19		76,888
	Banc Amer Coml Mtg Inc Coml~Mtg Pass-Through Ctfs Ser~Mtg Passthru Ctf Cl A-3~Cmo Cl A3 Ser 1	Asset backed security	5.449%	1/25/49		765,440
	Banc Amer Coml Mtg Inc~2002-Pb2 Coml Mtg Passthru Ctf~Cl-A4	Asset backed security	6.186%	06/11/35		1,069,055
	Banc Amer Coml Mtg Inc~2002-Pb2 Coml Mtg Passthru Ctf~Cl-A4	Asset backed security	6.186%	06/11/35		438,460
	Banc Amer Coml Mtg Inc~2003-1 Coml Mtg Passthru Ctf	Asset backed security	3.878%	09/11/36		229,562
	Banc Amer Coml Mtg Inc~Ser 2001-1 Cl-A2	Asset backed security	6.503%	04/15/36		527,701
	Banc Amer Coml Mtg Tr 2006-3~Mtg Passthru Ctf Cl A-4	Asset backed security	5.889%	7/10/44		480,636
	Banc Amer Coml Mtg Tr 2006-4~Coml Mtg Passthru Ctf Cl A-M~Cmo Am Ser 4	Asset backed security	5.675%	7/10/46		226,677
	Bank Amer Auto Tr 2009-1~Nt Cl A-3 Talf	Asset backed security	2.670%	07/15/13		531,563
	Bank Amer Auto Tr 2009-1~Nt Cl A-3 Talf	Asset backed security	2.670%	7/15/13		833,491
	Bear Stearns Alt-A Tr~2004-13 Mtg Passthru Ctf Cl-A1	Asset backed security	1.002%	11/25/34		146,985
	Bear Stearns Arm Tr~2004-7 Mtg Passthru Ctf Cl-4A~Rate	Asset backed security	3.045%	10/25/34		226,081
	Bear Stearns Coml Mtg Secs Inc~Coml Mtg Passthru Ctf Cl A-2~Ser 2001-Top2	Asset backed security	6.480%	02/15/35		443,317
	Capital One Auto Fin Tr 2006-B~Nt Cl A-4~A-4-Var Rate~072706	Asset backed security	0.276%	07/15/13		321,195
	Capital One Auto Fin Tr 2006-C~Nt Cl A-4~Cmo A4 Ser C	Asset backed security	0.296%	05/15/13		354,198
	Capital One Auto Fin Tr 2007-B~Nt Cl A-4~Cmo A4 Ser B	Asset backed security	0.296%	4/15/14		826,043
	Cd 2005-C1 Commerical Mtg Tr~2005-C1 Coml Mtg Passthru Ctf~Fltg	Asset backed security	5.222%	7/15/44		179,022
	Cd 2007-Cd4 Coml Mtg Tr~Mtg Passthru Ctf Cl A-2B Var	Asset backed security	5.205%	12/11/49		406,136
	Cd 2007-Cd4 Coml Mtg Tr~Mtg Passthru Ctf Cl A-4 Var	Asset backed security	5.322%	12/11/49		58,304
	Cd 2007-Cd5 Mtg Tr~Coml Mtg Passthru Ctf Cl A-4	Asset backed security	5.886%	11/15/44		158,802
	Centerpoint Energy Transition~Bd Co Ii Llc~Sr Secd Nt Transition Bd Ser A	Asset backed security	4.970%	08/01/14		694,101
	Chrysler Finl Auto~Securitization Tr 2009-A~Asset Backed Nt~Talf	Asset backed security	2.820%	01/15/16		695,620
	Citibank Omni Master Tr Restr~2009-A8 Asset Backed Nt~Fltg Rate Talf~Ser A8 Cl A8	Asset backed security	2.366%	05/16/16		718,799
	Citibank Omni Master Tr Restr~2009-A8 Asset Backed Nt~Fltg Rate Talf~Ser A8 Cl A8	Asset backed security	2.366%	5/16/16		901,030
	Citibank Omni Master Tr Rstr~2009-A12 Nt Talf	Asset backed security	3.350%	8/15/16		904,914
	Comm 2005-C6~Coml Mtg Passthru Ctf Cl A-2~A-2-Fixed Rt~080505	Asset backed security	4.999%	06/10/44		138,681
	Credit Suisse First Boston Mtg~Secs Corp~2002-Ckn2 Mtg Passthru Ctf	Asset backed security	6.133%	04/15/37		916,513
	Credit Suisse First Boston Mtg~Secs Corp~2002-Cks4 Coml Mtg Passthru	Asset backed security	5.183%	11/15/36		1,042,693
	Credit Suisse First Boston Mtg~Secs Corp~2002-Cks4 Coml Mtg Passthru	Asset backed security	5.183%	11/15/36		557,841
	Credit Suisse First Boston Mtg~Secs Corp~2002-Cp3 Coml Mtg Passthru Ctf	Asset backed security	5.603%	7/15/35		513,416
	Credit Suisse First Boston Mtg~Secs Corp~A-3-Fixed Rt~112003	Asset backed security	4.429%	12/15/36		259,326
	Csmc Mortgage-Backed Tr Ser~2006-8~3-A-1-Fixed Rt~092906	Asset backed security	6.000%	10/25/21		107,827

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	Credit Suisse First Boston Mtg~Secs Corp~2001-Ckn5 Mtg Passthru Ctf	Asset backed security	5.435%	09/15/34		$753,651

	Cwabs Asset Backed Ctfs Tr~2007-12~Asset Backed Ctf Cl 2-A-1~Fltg Rate	Asset backed security	0.612%	05/25/29		143,695
	Cwabs Asset Backed Ctfs Tr~2007-12~Asset Backed Ctf Cl 2-A-1~Fltg Rate	Asset backed security	0.612%	5/25/29		209,484
	Cwabs Asset-Backed Ctfs Tr~2007-6~Asset Bkd Ctf Cl 2-A-1 Fltg	Asset backed security	0.361%	09/25/37		374,748
	Cwalt Alternative Ln Tr Ser~2006-Oa21~Mtg Passthru Ctf Cl A-1 Fltg~Cmo A1 Sr Oa21	Asset backed security	0.436%	3/20/47		182,096
	Deutsche Alt-A Secs Mtg Ln Tr~Ser 2006-Oa1~A-1-Var Rate~122806	Asset backed security	0.462%	2/25/47		22,421
	Extended Stay Amer Tr 2010-Esh~Coml Mtg Passthru Cl A~Ser Esha Cl A	Asset backed security	2.951%	11/05/27		1,261,764
	Extended Stay Amer Tr 2010-Esh~Coml Mtg Passthru Cl A~Ser Esha Cl A	Asset backed security	2.951%	11/05/27		795,353
	First Un Natl Bk Coml Mtg Tr~First Un Natl Bk Coml Mtg Tr~2001-C2 Coml Mtg Passthru Ctf	Asset backed security	6.663%	1/12/43		236,812
	First Un Natl Bk Coml Mtg Tr~First Un Natl Bk Coml Mtg Tr~2002-C1 Mtg Passthru Ctf Cl	Asset backed security	6.141%	2/12/34		444,544
	Ford Cr Auto Lease Tr 2010-A~Nt Cl A-2~Ser A Cl A2	Asset backed security	1.040%	3/15/13		729,457
	Ford Cr Auto Lease Tr 2010-B~Nt Cl A-3~Ser B Cl A3	Asset backed security	0.800%	7/15/13		978,518
	Ford Cr Auto Owner Tr 2007-B~Asset Backed Nt Cl A-3A	Asset backed security	5.150%	11/15/11		60,243
	Ford Cr Auto Owner Tr 2008-A~Asset Backed Nt Cl A-3A	Asset backed security	3.960%	04/15/12		197,847
	Ford Cr Auto Owner Tr 2010-A~Asset Backed Nt Cl A-2	Asset backed security	0.720%	9/15/12		743,027
	Ford Cr Floorplan Master Owner~Tr A~2006 4 Asset Bkd Nt Cl A Fltg	Asset backed security	0.516%	06/15/13		887,422
	Ford Cr Floorplan Master Owner~Tr A~2006 4 Asset Bkd Nt Cl A Fltg	Asset backed security	0.516%	6/15/13		857,509
	Fosse Master Issuer Plc Restr~2007-1 Residential Mtg Bkd Nt~144Acl A2 Ser 1A	Asset backed security	0.369%	10/18/54		107,351
	GMAC Coml Mtg Sec Inc~2001-C2 Mtg Passthru Ctf	Asset backed security	6.700%	04/15/34		801,261
	Greenwich Cap Coml Fdg Corp~2002-C1 Coml Mtg Passthru Ctf	Asset backed security	4.112%	01/11/17		149,366
	Greenwich Cap Coml Fdg Corp~2005-Gg3 Coml Mtg Passthru~Cl-A2	Asset backed security	4.305%	08/10/42		999,680
	Greenwich Capital Commercial Funding~Mtg Passthru Ctf Cl A-4	Asset backed security	5.444%	3/10/39		516,253
	Gs Mtg Secs Corp~2004-9 Mtg Passthru Ctf Cl	Asset backed security	3.691%	08/25/34		217,226
	Gs Mtg Secs Corp~2004-9 Mtg Passthru Ctf Cl~4A1-Var Rate~072804	Asset backed security	2.917%	8/25/34		278,072
	Gs Mtg Secs Corp~Gsr 2005-Ar4 Mtg Passthru Ctf~6A1-Var Rate~062805	Asset backed security	5.250%	7/25/35		238,961
	Gs Mtg Secs Corp Ii~Cmo/Ser 2001-Gl Iii	Asset backed security	6.449%	08/05/18		1,029,685
	Gs Mtg Secs Corp~Ser 2000-1 Mtg Passthru Ctf A~144A	Asset backed security	0.935%	03/20/23		101,293
	Harborview Mtg Ln Tr 2006-9~Mtg Passthru Ctf Cl 2A-1A	Asset backed security	0.456%	11/19/36		600,613
	Harborview Mtg Ln Tr 2006-9~Mtg Passthru Ctf Cl 2A-1A	Asset backed security	0.456%	11/19/36		140,769
	Harley Davidson Motorcycle Tr~2009-3~Contract Backed Nt Cl	Asset backed security	1.740%	09/16/13		740,682
	Holmes Master Issuer Plc~2007-2 Mtg Bkd Nt Ser 3 Cl A1~Cmo 3A1 Ser 2A	Asset backed security	1.211%	07/15/21		918,352
	Holmes Master Issuer Plc~2007-2 Mtg Bkd Nt Ser 3 Cl A1~Cmo 3A1 Ser 2A	Asset backed security	1.211%	7/15/21		421,945
	Home Equity Asset Tr 2007-2~Home Equity Passthr Ctf 2-A-1~2-A-1-Var Rate~033007	Asset backed security	0.371%	07/25/37		242,461
	Ifc Sbap 97-1A V/R	Asset backed security		01/15/24		75,896
	J P Morgan Chase Coml Mtg Secs~Corp Ser 2001-C1 Cl-A3	Asset backed security	5.857%	10/12/35		420,257
	J P Morgan Chase Coml Mtg Secs~Corp~2001-Cibc2 Coml Mtg Passthru	Asset backed security	6.429%	04/15/35		271,252
	J P Morgan Chase Coml Mtg Secs~Tr 2010-C2~Coml Mtg Passthru Ctf A-3~Ser C2 Cl A3	Asset backed security	4.070%	11/15/43		865,331
	Lb-UBS Coml Mtg Tr	Asset backed security	6.365%	12/15/28		592,809
	Lb-UBS Coml Mtg Tr 2006-C6~Coml Mtg Passthru Ctf Cl A-1	Asset backed security	5.230%	09/15/39		605,549
	Lb-UBS Coml Mtg Tr 2006-C7~Coml Mtg Passthru Ctf Cl A-3~Cmo A3 Ser C7	Asset backed security	5.347%	11/15/38		549,775
	Lb-UBS Coml Mtg Tr~Ser 2004-C4 Cl-A2	Asset backed security	4.567%	06/15/29		228,385
	Lb-UBS Westfield Tr Restr~Coml Mtg Passthru Ctf 2001-Wm~A-1 144A-Fixed Rt~080201	Asset backed security	6.155%	07/14/16		260,014
	Mastr Alternative Ln Tr~2004-4 Mtg Passthru Ctf Cl-1A1	Asset backed security	5.500%	05/25/34		131,505
	Merrill Lynch Mortgage Trust~Coml Mtg Passthru Ctf Cl A-Sb~A-Sb-Var Rate~073107	Asset backed security	5.828%	06/12/50		1,096,434
	Morgan Stanley Cap I Inc~Ser 2004-Hq4 Cl-A7	Asset backed security	4.970%	04/14/40		457,180
	Morgan Stanley Cap I Tr~2007-Hq13~A-1-Fixed Rt~122007	Asset backed security	5.357%	12/15/44		374,677
	Morgan Stanley Dean Witter Cap~Ii Tr~2002-Hq Mtg Passthru Ctf Cl	Asset backed security	6.510%	4/15/34		635,669
	Morgan Stanley~Resecuritization Tr 2010-F~Resecuritization Tr Secs Cl A~Ser F Cl A	Asset backed security	0.483%	06/19/13		503,817
	Nelnet Student Ln Tr~2005-1 Asset Bkd Nt Cl A-4	Asset backed security	0.358%	10/26/20		1,151,357
	Nissan Auto Lease Tr 2010-A~Asset Bk Nt Cl A-2~Ser A Cl A2	Asset backed security	1.100%	3/15/13		781,080
	Option One Mtg Ln Tr 2007-3~Mtg Pass Thru Ctf Cl Ii-A-1~Ii-A-1-Var Rate~040207	Asset backed security	0.372%	04/25/37		206,223
	Pg&E Energy Recovery Fdg Llc~2005-1 Energy Recovery Bd A-4	Asset backed security	4.370%	06/25/14		795,393

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	Rbscf Tr 2009-Rr2~Pass Thru Ctf30~Wbcmt-C33-Var Rate~122809	Asset backed security	5.900%	2/16/51		$107,613
	Residential Fdg Mtg Secs I Inc~Mtg Pass Thru Ctfs~A-1-Fixed Rt~032405	Asset backed security	4.750%	03/25/20		712,344
	Salomon Bros Mtg Secs Vii Inc~2001-C2 Coml Mtg Passthru Ctf	Asset backed security	6.499%	11/13/36		324,428
	Santander Drive Auto~Receivables Tr 2010-A~Nt Cl A-2~Ser A Cl A2	Asset backed security	1.390%	08/15/13		908,399
	Santander Drive Auto~Receivables Tr 2010-A~Nt Cl A-2~Ser A Cl A2	Asset backed security	1.390%	8/15/13		878,286
	Santander Drive Auto~Receivables Tr 2010-A~Nt Cl A-3~Ser A Cl A3	Asset backed security	1.830%	11/17/14		863,797
	Santander Drive Auto~Receivables Tr 2010-B~Nt Cl A-2~Ser B Cl A2	Asset backed security	0.010%	07/15/13		1,107,919
	Santander Drive Auto~Receivables Tr 2010-B~Nt Cl C~Ser B Cl C	Asset backed security	0.030%	10/17/16		419,213
	Santander Drive Auto~Receivables Trust 2010-1~Nt Cl A-2~Ser 1 Cl A2	Asset backed security	1.360%	3/15/13		680,733
	Santander Drive Auto~Receivables Trust 2010-2~Nt Cl A-2~Ser 2 Cl A2	Asset backed security	0.950%	8/15/13		820,957
	Sba Tower Tr~2010-1 Secd Tower Rev Secs	Asset backed security	4.254%	04/15/15		243,180
	Sba Tower Tr~2010-1 Secd Tower Rev Secs	Asset backed security	4.254%	4/15/15		284,572
	Slc Private Student Ln Tr~2006-A~Asset Backed Nt Cl A-4~Cmo A4 Se A	Asset backed security	0.422%	01/15/19		400,985
	SLM Private Ed Ln Tr 2009-B Restr	Asset backed security	6.305%	07/15/42		260,499
	SLM Private Ed Ln Tr 2010-C~Asset Bkd Nts Cl A-1~Ser C Cl A1	Asset backed security	2.360%	12/15/17		512,540
	SLM Student Ln Tr 2008-5~Cl A2 Ser 5	Asset backed security	1.472%	10/25/16		2,281,805
	SLM Student Ln Tr 2008-5~Cl A2 Ser 5	Asset backed security	1.472%	10/25/16		1,685,099
	SLM Student Ln Tr 2008-5~Cl A4 Ser 5	Asset backed security	1.988%	7/25/23		1,362,514
	SLM Student Ln Tr 2008-5~Student Ln Bkd Bd Cl A-3~Fltg Rate	Asset backed security	1.588%	01/25/18		1,721,506
	SLM Student Ln Tr 2008-5~Student Ln Bkd Bd Cl A-3~Fltg Rate	Asset backed security	1.588%	1/25/18		328,885
	SLM Student Ln Tr V/R~2004-6 Asset Bkd Ctf Cl A-5 'Fltr'	Asset backed security	0.512%	4/27/20		664,549
	SLM Student Ln Tr~2006-3 Ln Bkd Nt Cl A-3~A-3-Var Rate~030206	Asset backed security	4.266%	4/25/17		46,957
	Small Business Admin Gtd Partn~Ctfs~Ser Sbic-Ps 2003-10 A	Asset backed security	4.524%	02/10/13		27,403
	Soundview Home Ln Tr 2007-Opt3~Ctf Cl Ii-A-1	Asset backed security	0.320%	07/25/37		41,135
	Starm Mtg Ln Tr 2007-2~Mtg Passthru Ctf Cl 3-A-3~3-A-3-Var Rate~032907	Asset backed security	5.580%	04/25/37		686,065
	Steelriver Transmission Co Llc~Sr Nt	Asset backed security	4.710%	6/30/17		319,540
	Structured Adj Rate Mtg Ln Tr~2004-13 Mtg Passthru Ctf Cl	Asset backed security	0.560%	09/25/34		67,632
	Structured Asset Secs Corp *Pp*~2003-Al2 Asset Bkd Ctf Cl A~144A	Asset backed security	3.357%	01/25/31		146,770
	Thornburg Mtg Secs Tr 2006-6~Mtg Ln Passthru Ctf Cl A-1	Asset backed security	0.371%	12/25/36		949,412
	Thornburg Mtg Secs Tr 2007-1~Mtg-Bkd Nts Cl A-3A Var Rate	Asset backed security	0.362%	03/25/37		352,161
	Tiaa Seasoned Coml Mtg Tr~2007-C4~Mtg Passthru Ctf Cl A-1	Asset backed security	5.701%	08/01/39		574,559
	Txu Electric Delivery Transition Bond~Series 2004-1 Class A2	Asset backed security	4.810%	11/17/14		601,401
	Wachovia Bk Coml Mtg Tr Coml~Mtg Pass Thru Ctfs Ser~Mtg Pass Thru Ctf Cl A-4~Cmo Ser C33	Asset backed security	6.100%	2/15/51		285,416
	Wachovia Bk Coml Mtg Tr Coml~Mtg Pass-Through Ctfs Ser~Mtg Passthru Ctf Cl A-4~Cmo A4 Ser C29	Asset backed security	5.308%	11/15/48		504,130
	Wachovia Bk Coml Mtg Tr~2002-C1 Mtg Passthru Ctf A-1	Asset backed security	6.287%	04/15/34		1,609,016
	Wachovia Bk Coml Mtg Tr~2003-C6 Coml Mtg Passthru Ctf	Asset backed security	5.125%	08/15/35		534,259
	Wamu Mtg Pass Thru Ctfs Ser~2006-Ar18~Mtg Passthru Ctf Cl 1-A1 Var~Cmo 1A1 Ser Ar18	Asset backed security	5.372%	1/25/37		298,319
	Washington Mut Mtg Secs Corp~2002-Ar1 Msc Mtg Passthru Ctf~Var Rate	Asset backed security	2.760%	11/25/30		36,366
	Washington Mut Mtg Secs Corp~2002-Ms1 Mtg Passthru Ctf Cl~Ii-A-1-Fixed Rt	Asset backed security	6.250%	02/25/32		1,580
		Total Asset Backed Securities				74,745,039

	Federal Home Ln Mtg Corp Remic Tr	Collateriz’d Mortg Oblig.	4.500%	2/15/19		544,417
	Federal Home Ln Mtg Corp Remic Tr~Multiclass Mtg Partn Ctfs Gtd~Preassign 00224~Cmo Cl Ep	Collateriz’d Mortg Oblig.	5.375%	09/15/11		306,730
	Federal Home Ln Mtg Corp~Cmo/Ser 2864 Cl-Na	Collateriz’d Mortg Oblig.	5.500%	01/15/31		136,784
	FHLM Corp Grp # A71746~3128L45F7	Collateriz’d Mortg Oblig.	5.500%	1/1/38		482,667
	Federal Natl Mtg Assn Gtd Remic~Cmo/Ser 2002-14 Cl-T-6	Collateriz’d Mortg Oblig.	3.310%	02/25/32		104,761
	Federal Natl Mtg Assn Remic Tr~Remic Pass Thru Tr Ser 2004-88 Cl-Ha	Collateriz’d Mortg Oblig.	6.500%	7/25/34		44,359
	Federal Natl Mtg Assn Remic Tr~Remic Pass Thru Tr~Pb-Rcr-Fixed Rt~061705	Collateriz’d Mortg Oblig.	5.750%	07/25/35		207,210
	Federal Nat'l Mtge Assn Pool # 254548	Collateriz’d Mortg Oblig.	5.500%	12/01/32		1,034,909
	Federal Nat'l Mtge Assn Pool # 357802	Collateriz’d Mortg Oblig.	5.500%	6/1/20		63,795
	Federal Nat'l Mtge Assn Pool # 545900	Collateriz’d Mortg Oblig.	5.500%	07/01/17		8,753
	Federal Nat'l Mtge Assn Pool # 555591	Collateriz’d Mortg Oblig.	5.500%	07/01/33		350,718
	Federal Nat'l Mtge Assn Pool # 617271	Collateriz’d Mortg Oblig.	5.500%	01/01/17		84,266
	Federal Nat'l Mtge Assn Pool # 676654	Collateriz’d Mortg Oblig.	5.500%	1/1/33		1,218,680
	Federal Nat'l Mtge Assn Pool # 735288	Collateriz’d Mortg Oblig.	5.000%	3/1/35		4,373,035
	Federal Nat'l Mtge Assn Pool # 735925	Collateriz’d Mortg Oblig.	5.000%	10/1/35		396,574
	Federal Nat'l Mtge Assn Pool # 735989	Collateriz’d Mortg Oblig.	5.500%	2/1/35		34,758
	Federal Nat'l Mtge Assn Pool # 745922	Collateriz’d Mortg Oblig.	2.714%	07/01/35		320,231

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	Federal Nat'l Mtge Assn Pool # 773501	Collateriz’d Mortg Oblig.	5.500%	08/01/19		$293,672
	Federal Nat'l Mtge Assn Pool # 778519	Collateriz’d Mortg Oblig.	5.500%	4/1/19		18,308
	Federal Nat'l Mtge Assn Pool # 780993	Collateriz’d Mortg Oblig.	2.675%	05/01/34		681,519
	Federal Nat'l Mtge Assn Pool # 828056	Collateriz’d Mortg Oblig.	2.737%	06/01/35		299,538
	Federal Nat'l Mtge Assn Pool # 833522	Collateriz’d Mortg Oblig.	5.500%	9/1/20		25,029
	Federal Nat'l Mtge Assn Pool # 845326	Collateriz’d Mortg Oblig.	6.000%	12/1/35		14,787
	Federal Nat'l Mtge Assn Pool # 865807	Collateriz’d Mortg Oblig.	5.500%	3/1/21		17,178
	Federal Nat'l Mtge Assn Pool # 880504	Collateriz’d Mortg Oblig.	5.500%	8/1/21		60,758
	Federal Nat'l Mtge Assn Pool # 888250	Collateriz’d Mortg Oblig.	5.500%	01/01/21		295,316
	Federal Nat'l Mtge Assn Pool # 888601	Collateriz’d Mortg Oblig.	5.500%	06/01/20		604,222
	Federal Nat'l Mtge Assn Pool # 987325	Collateriz’d Mortg Oblig.	5.559%	9/1/38		344,298
	Federal Nat'l Mtge Assn Pool # 995320	Collateriz’d Mortg Oblig.	4.500%	12/1/20		1,017,055
	Federal Nat'l Mtge Assn Pool # 995324	Collateriz’d Mortg Oblig.	5.000%	12/1/20		1,482,520
	Federal Nat'l Mtge Assn Pool # Ad7595	Collateriz’d Mortg Oblig.	5.000%	7/1/40		1,805,580
	Federal Nat'l Mtge Assn Pool # Ah0942	Collateriz’d Mortg Oblig.	4.000%	12/01/40		2,589,080
	Fed'l Home Loan Mtge Corp Grp # 1B2139	Collateriz’d Mortg Oblig.	2.770%	03/01/35		303,638
	Fed'l Home Loan Mtge Corp Grp # 1G2511	Collateriz’d Mortg Oblig.	4.533%	5/1/36		468,266
	Fed'l Home Loan Mtge Corp Grp # 1K1233	Collateriz’d Mortg Oblig.	5.362%	5/1/36		245,696
	Fed'l Home Loan Mtge Corp Grp # A71746	Collateriz’d Mortg Oblig.	5.500%	1/1/38		513,997
	Fed'l Home Loan Mtge Corp Grp # A81740	Collateriz’d Mortg Oblig.	5.500%	9/1/38		650,492
	Fed'l Home Loan Mtge Corp Grp # E00627	Collateriz’d Mortg Oblig.	5.500%	02/01/14		34,926
	Fed'l Home Loan Mtge Corp Grp # E01216	Collateriz’d Mortg Oblig.	5.500%	10/01/17		143,729
	Fed'l Home Loan Mtge Corp Grp # E88978	Collateriz’d Mortg Oblig.	5.500%	04/01/17		38,993
	Fed'l Home Loan Mtge Corp Grp # E91860	Collateriz’d Mortg Oblig.	5.500%	10/01/17		26,301
	Fed'l Home Loan Mtge Corp Grp # G14010	Collateriz’d Mortg Oblig.	5.500%	05/01/22		2,200,324
	Fed'l Home Loan Mtge Corp Grp # J00252	Collateriz’d Mortg Oblig.	5.500%	10/1/20		77,322
	Fed'l Home Loan Mtge Corp Grp # J00813	Collateriz’d Mortg Oblig.	5.000%	12/1/20		53,543
	Fed'l Home Loan Mtge Corp Grp # J03285	Collateriz’d Mortg Oblig.	5.000%	8/1/21		56,028
	Fed'l Home Loan Mtge Corp Grp # J03286	Collateriz’d Mortg Oblig.	5.000%	9/1/21		480,508
	Fed'l Home Loan Mtge Corp Grp # J05930	Collateriz’d Mortg Oblig.	5.500%	3/1/21		14,452
	Fed'l Home Loan Mtge Corp Grp # A95821	Collateriz’d Mortg Oblig.	4.000%	12/01/40		2,583,802
	FHLMC TBA 15Yr Gold Sfm 05.50% Jan	Collateriz’d Mortg Oblig.		01/01/19		(107,156)
	FHLMC TBA 30Yr Gold Sfm 04.50% Jan	Collateriz’d Mortg Oblig.	4.500%	1/1/34		1,332,094
	FHLMC TBA 30Yr Gold Sfm 05.00% Jan	Collateriz’d Mortg Oblig.		1/15/33		629,250
	FNMA Mtge Corp Grp # J02895~Swap Margin Collateral Held @ Citibank	Collateriz’d Mortg Oblig.	5.500%	6/21/21		851,627
	FNMA TBA 30Yr Sfm 04.00% Jan	Collateriz’d Mortg Oblig.	4.000%	1/25/39		13,030,406
	FNMA TBA 15Yr Sfm 05.00% Jan	Collateriz’d Mortg Oblig.		01/01/20		(954,844)
	FNMA TBA 15Yr Sfm 05.50% Jan	Collateriz’d Mortg Oblig.	5.500%	1/1/20		(537,500)
	FNMA TBA 15Yr Sfm 4.00 Jan	Collateriz’d Mortg Oblig.		1/1/20		617,906
	FNMA TBA 30Yr Sfm 04.50% Jan	Collateriz’d Mortg Oblig.	4.500%	1/1/35		8,313,891
	FNMA TBA 30Yr Sfm 05.00% Jan	Collateriz’d Mortg Oblig.		01/01/37		1,156,375
	FNMA TBA 30Yr Sfm 05.50% Jan	Collateriz’d Mortg Oblig.	2.500%	01/01/35		3,209,531
	FNMA TBA 30Yr Sfm 05.50% Jan	Collateriz’d Mortg Oblig.	2.500%	01/01/35		4,921,281
	FNMA TBA 30Yr Sfm 06.00% Jan	Collateriz’d Mortg Oblig.	6.000%	1/1/35		4,238,813
	FNMA TBA 30Yr Sfm 06.50% Jan	Collateriz’d Mortg Oblig.		1/1/39		1,666,875
	GNMA I TBA 30Yr Sfm 06.50% Jan	Collateriz’d Mortg Oblig.	6.500%	1/1/35		450,625
	GNMA II TBA 30Yr Jumbo 05.00% Jan	Collateriz’d Mortg Oblig.		1/1/37		1,488,172
	Gov't Nat'l Mtg Assn Pool# 781590	Collateriz’d Mortg Oblig.	5.500%	04/15/33		43,886
	Gov't Nat'l Mtge Assn Pool # 80916	Collateriz’d Mortg Oblig.	1.875%	05/20/34		379,641
	Gov't Nat'l Mtge Assn Pool # 80947	Collateriz’d Mortg Oblig.	1.875%	06/20/34		287,199
	Gov't Nat'l Mtge Assn Pool # 499416	Collateriz’d Mortg Oblig.	6.000%	02/15/29		2,220
	Gov't Nat'l Mtge Assn Pool # 590089	Collateriz’d Mortg Oblig.	5.500%	07/15/33		18,307
	Gov't Nat'l Mtge Assn Pool # 781284	Collateriz’d Mortg Oblig.	6.000%	02/15/11		61
		Total Mortgage Backed Securities				68,192,184

	Israel St~Gtd Nt Cl 3	Non U.S. Government	5.500%	04/26/24		399,735
	Israel St~Gtd Nt Dtd 09/18/2003 Cl1-B	Non U.S. Government	5.500%	09/18/33		166,605
	Province Of Ont~Global Nt Fltg Rate~For Future Issues See 683234	Non U.S. Government		05/22/12		746,825
	Structured Asset Receivables *Pp* Dflt~Tr~2003-2 Tr Ctf	Other fixed income	4.581%	01/21/09		-
	Temasek Finl Ltd *Pp*~Nt 144A	Other fixed income	4.500%	09/21/15		253,901
		Total Other Bonds				1,567,066

		Total Bonds and Debentures				321,429,864

	Aeon Co Ltd~ADR	Common Stock				841,814
	Amada Co Ltd ADR	Common Stock				277,100
	Abb Ltd~Sponsored ADR	Common Stock				942,586
	Adidas Ag~Sponsored ADR	Common Stock				346,859
	Aegon N V	Common Stock				342,354
	Advantest Corp~Sponsored ADR New	Common Stock				368,217
	Ageas~Sponsored ADR~Exchanged For Sponsored ADR~New 12/17/2001	Common Stock				213,833
	Air Liquide ADR	Common Stock				705,748
	Air France-Klm~Sponsored ADR	Common Stock				528,583
	Ajinomoto Inc ADR	Common Stock				448,529
	Aktiebolgt Electrolux ADR	Common Stock				885,214
	Akzo Nobel N V ADR	Common Stock				362,261
	Alcatel-Lucent ADR	Common Stock				369,112
	All Nippon Awys Ltd~Sponsored ADR	Common Stock				526,776

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Allianz Se ADR~Sponsored ADR Repstg 1/10 Sh	Common Stock		$1,547,911
	Alpha Bk A E	Common Stock		104,254
	Alumina Ltd~Sponsored ADR	Common Stock		767,053
	Amcor Ltd ADR New	Common Stock		550,559
	Anglo Amern Plc~ADR New	Common Stock		1,457,072
	Arcelormittal Sa Luxembourg~N Y Registry Shs	Common Stock		477,921
	Asahi Glass ADR	Common Stock		561,648
	Asahi Kasei Corp ADR	Common Stock		477,019
	Astrazeneca Plc Spons ADR~Rep 1 Ord	Common Stock		1,302,558
	Atlas Copco Ab~Sponsored ADR New Repstg Cl B	Common Stock		938,692
	Atlas Copco Ab Sponsored ADR~New Repstg Com	Common Stock		995,519
	Australia & New Zealand Bkg~Group Ltd Sponsored ADR	Common Stock		1,460,035
	Axa ADR	Common Stock		944,431
	Bt Group Plc~ADR	Common Stock		475,990
	Bnp Paribas~Sponsored ADR Repstg 1/4 Sh	Common Stock		1,456,236
	Bae Sys Plc	Common Stock		25,317
	Banco Bilbao Vizcaya~ Argentaria S A~Sponsored ADR	Common Stock		882,115
	Banco Santander S A~ADR	Common Stock		1,886,115
	Bank Yokohama Ltd Japan ADR	Common Stock		384,119
	Barclays Plc ADR~ (Rep 4 Ord Gbp1)	Common Stock		907,361
	Basf Se~Sponsored ADR	Common Stock		1,708,820
	Bayer A G Sponsored ADR	Common Stock		1,311,095
	Bhp Billiton Limited~Sponsored ADR	Common Stock		3,868,538
	Bhp Billiton Plc~Sponsored ADR	Common Stock		1,901,813
	Bg Plc~ADR Final Installment New	Common Stock		1,413,559
	Bunzl Plc~Sponsored ADR New	Common Stock		217,710
	Boral Ltd New~Boral Ltd New~Sponsored ADR	Common Stock		459,730
	Bp Plc Spons ADR	Common Stock		2,870,741
	Bridgestone Corp ADR	Common Stock		444,947
	British Sky Broadcasting Group Spons ADR~Plc	Common Stock		329,565
	British Awys Plc ADR	Common Stock		426,768
	British American Tobacco	Common Stock		1,507,380
	British Ld Co Plc~Sponsored ADR	Common Stock		334,483
	Cairn Energy Plc~ADR	Common Stock		429,683
	Canon Inc ADR Repstg 5 Shs	Common Stock		1,365,644
	Cap Gemini S A~ADR	Common Stock		192,126
	Capitaland Ltd~Sponsored ADR	Common Stock		352,721
	Carnival Plc~ADR	Common Stock		467,873
	Centrica Plc~Sponsored ADR New 2004	Common Stock		700,242
	Cheung Kong Hldgs Ltd ADR	Common Stock		512,031
	City Devs Ltd Spons ADR	Common Stock		688,280
	Clp Holdings Ltd	Common Stock		424,089
	Coca Cola Amatil Ltd~Sponsored ADR	Common Stock		804,844
	Coca-Cola Hellenic Bottling Co~S A~Sponsored ADR	Common Stock		290,158
	Commerzbank A G Sponsored ADR	Common Stock		358,205
	Commonwealth Bk Australia Spnrd ADR 144A	Common Stock		1,483,197
	Compass Group Plc~Sponsored ADR New	Common Stock		445,535
	Computershare Ltd~Sponsored ADR	Common Stock		501,803
	Credit Agricole S A~ADR	Common Stock		399,394
	Credit Suisse Group Sponsored ADR	Common Stock		1,066,986
	Crh Plc ADR	Common Stock		223,371
	Dai Nippon Prtg Ltd Japan~Sponsored ADR	Common Stock		327,288
	Daimler Ag~Ord	Common Stock		1,654,291
	Daiwa House Ind Ltd ADR	Common Stock		602,945
	Daiwa Secs Group Inc~Sponsored ADR~Formerly Daiwa Secs Ltd Japan~To 04/26/1999	Common Stock		360,780
	Danske Bk A/S ADR~ADR	Common Stock		474,977
	Danone~Sponsored ADR	Common Stock		817,088
	Dassault Sys S A~Sponsored ADR	Common Stock		571,005
	Denso Corp~ADR	Common Stock		552,768
	Deutsche Bank Npv	Common Stock		1,324,829
	Deutsche Lufthansa A G~Sponsored ADR	Common Stock		553,907
	Deutsche Telekom Ag Sponsored ADR	Common Stock		772,018
	Diageo Plc Spon ADR New	Common Stock		886,385
	Dnb Nor Asa 144A Spon ADR	Common Stock		427,948
	E On Ag	Common Stock		1,456,954
	Edp-Energias De Portugal Sa ADR~Sponsored	Common Stock		273,693
	Eisai Ltd Spons ADR	Common Stock		1,087,470
	Elan Corp Plc ADR	Common Stock		238,185
	Enel Societa Per Azioni~ADR	Common Stock		793,720
	Eni S P A Sponsored ADR	Common Stock		1,408,078
	Erste Group Bank Ag	Common Stock		403,064
	Delhaize Group	Common Stock		970,024
	Essilor Intl~Sponsored ADR	Common Stock		535,055
	European Aeronautic Defence &~Space Co Eads Nv~Unsponsored ADR	Common Stock		214,214
	Experian Plc ADR	Common Stock		437,527
	Fiat S.P.A ADR New	Common Stock		740,998

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Firstgroup~ADR	Common Stock		$230,732
	Fosters Group Ltd ADR Ltd Spons~New	Common Stock		800,927
	France Telecom Sponsored ADR	Common Stock		588,132
	Fresenius Med Care Ag & Co. Kgaa ADR~Rep Ord Bearer Shs	Common Stock		341,929
	Fuji Heavy Industries Ltd ADR	Common Stock		419,456
	Fujitsu Ltd ADR Com	Common Stock		376,175
	Fujifilm Hldgs Corp~ADR 2 Ord	Common Stock		517,660
	Furukawa Elec Ltd ADR	Common Stock		324,517
	Gdf Suez~Sponsored ADR	Common Stock		922,040
	Glaxo Smithkline Plc~ADR	Common Stock		1,947,273
	Hsbc Hldgs Plc~Sponsored ADR New	Common Stock		3,601,382
	Hachijuni Bk Ltd~ADR	Common Stock		319,069
	Hang Seng Bk Ltd Spons ADR	Common Stock		378,120
	Hannover Reins Corp~Sponsored ADR	Common Stock		475,469
	Heineken N V ADR~Nlg5	Common Stock		242,591
	Hellenic Telecommun Org Spons ADR~Rep 1/2 Ord Shs	Common Stock		112,108
	Hennes & Mauritz Ab~ADR	Common Stock		876,249
	Henkel Ag And Co. Kgaa Spons ADR~Repstg Pfd Shs	Common Stock		578,745
	Henkel Ag & Company Kgaa Spons ADR~Repstg Ord Shs	Common Stock		260,767
	Hino Motors Ltd ADR	Common Stock		200,891
	Hitachi Ltd ADR 10 Com	Common Stock		453,475
	Honda Motor Co Ltd	Common Stock		1,477,300
	Hong Kong & China Gas Ltd Spnsrd ADR	Common Stock		499,380
	Hongkong Elec Hldgs Ltd~Sponsored ADR	Common Stock		369,810
	Hopewell Hldgs Ltd Sponsored ADR	Common Stock		3,767
	Hoya Corp~Sponsored ADR	Common Stock		267,454
	Hutchison Whampoa Ltd ADR	Common Stock		425,593
	Hysan Dev Ltd Sponsored ADR	Common Stock		743,017
	Icap Plc~Sponsored ADR Repstg 2 Ord Sh	Common Stock		353,807
	Iberdrola S A~Sponsored ADR Repstg 1 Ord Shs	Common Stock		1,346,412
	Imperial Tob Group Plc Sponsored ADR	Common Stock		622,402
	Ing Groep N V Sponsored ADR	Common Stock		1,029,702
	Intercontinental Hotels Group~Plc New~Sponsored ADR New June 2007	Common Stock		440,650
	International Pwr Plc~Sponsored ADR	Common Stock		501,104
	Intesa Sanpaolo S P A~Sponsored ADR Repstg Ord Shs	Common Stock		1,673,265
	Invensys Plc~Sponsored ADR New	Common Stock		291,232
	Isuzu Motors Ltd Unsponsored ADR	Common Stock		591,461
	Itochu Corp ADR	Common Stock		618,235
	J Sainsbury Plc~Sponsored ADR New	Common Stock		356,884
	James Hardie Industries Se.	Common Stock		622,233
	Johnson Matthey Pub Ltd Co~Johnson Matthey Pub Ltd Co~Sponsored ADR~Formerly Johnson Matthey & Co	Common Stock		308,423
	Kajima Corp ADR	Common Stock		221,046
	Kao Corp ADR~Sponsored ADR Repstg 10 Shs~Com	Common Stock		432,037
	Kawasaki Heavy Inds Ltd~Sponsored ADR	Common Stock		390,456
	Keppel Ltd Sponsored ADR	Common Stock		575,627
	Kingfisher Plc~Sponsored ADR Par 15 5/7 Pence	Common Stock		577,121
	Kirin Hldgs Co Ltd~Sponsored ADR	Common Stock		365,118
	Kobe Stl Ltd Sponsored ADR	Common Stock		497,840
	Komatsu Ltd New	Common Stock		668,770
	Koninklijke Ahold Nv~Sponsored ADR 2007	Common Stock		462,986
	Konami Corp~Sponsored ADR	Common Stock		176,707
	Koninklijke Philips Electrs~N V~Sponsored ADR New 2000	Common Stock		520,733
	Royal Kpn Nv~Sponsored ADR	Common Stock		508,355
	Kubota Corp ADR	Common Stock		436,288
	Kyocera Corp ADR	Common Stock		450,164
	Lloyds Banking Group Plc~Sponsored ADR	Common Stock		885,265
	L Oreal Co ADR	Common Stock		1,511,263
	Lafarge S.A. ADR~Sponsored ADR New	Common Stock		275,868
	Legal & General Plc ADR	Common Stock		470,088
	Lend Lease Ltd~Sponsored ADR	Common Stock		960,260
	Lonmin Pub Ltd Co	Common Stock		286,727
	Luxottica Group S P A ADR~Sponsored ADR	Common Stock		287,461
	Lvmh Moet Hennessy Louis~Vuitton~ADR	Common Stock		520,129
	Mtr Corp Ltd~Sponsored ADR	Common Stock		280,319
	Makita Corporation ADR	Common Stock		448,690
	Man Group Plc~ADR	Common Stock		450,420
	Marks & Spencer Group P L C~Sponsored ADR	Common Stock		322,865
	Mabubeni Corp ADR	Common Stock		457,620
	Marui Ltd ADR New	Common Stock		654,592
	Mediaset S P A~Sponsored ADR Repstg 3 Ord Shs	Common Stock		235,652
	Merck Kgaa~ADR	Common Stock		209,976
	Metso Corp~Sponsored ADR	Common Stock		864,819
	Minebea Ltd Spon ADR	Common Stock		389,058
	Mitsui & Co Ltd ADR	Common Stock		557,855
	Mitsubishi Corp ADR~Sponsored	Common Stock		1,002,719
	Mitsubishi Estate Ltd ADR	Common Stock		631,329

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Mitsubishi Elec Corp ADR	Common Stock		577,775
	Mitsubishi Ufj Finl Group Inc~Sponsored ADR	Common Stock		1,063,444
	Mizuho Finl Group Inc~Sponsored ADR	Common Stock		361,500
	Ms&Ad Ins Group Hldgs~ADR	Common Stock		654,849
	Nsk Ltd ADR~Sponsored	Common Stock		515,850
	National Aust Bk Ltd ADR New	Common Stock		1,420,397
	National Bk Greece S A~Sponsored ADR	Common Stock		194,788
	National Grid Plc~Sponsored ADR New~Formerly National Grid Group~Plc To 10/21/2002 & Formerly	Common Stock		614,308
	Neptune Orient Lines Ltd~Sponsored ADR	Common Stock		662,416
	Nestle S A Sponsored ADR~Repstg Reg Sh	Common Stock		4,296,567
	Newcrest Mng Ltd Sponsored ADR	Common Stock		681,489
	Nice Sys Ltd Spons ADR	Common Stock		59,330
	Nidec Corp~Sponsored ADR	Common Stock		413,116
	Nintendo Ltd ADR	Common Stock		492,142
	Nikon Corp~ADR	Common Stock		223,377
	Nippon Yusen Kabushiki Kaisha~Sponsored ADR 2006	Common Stock		798,930
	Nippon Stl Corp~ADR	Common Stock		525,644
	Nippon Teleg & Tel Corp Sponsored ADR	Common Stock		486,328
	Nisshin Steel Ltd ADR	Common Stock		231,690
	Nissan Mtr Ltd ADR~Sponsored ADR	Common Stock		699,594
	Nitto Denko Corp ADR	Common Stock		471,611
	Nokia Corp ADR-A Shs~Sponsored	Common Stock		756,435
	Nomura Hldgs Inc~Sponsored ADR	Common Stock		452,342
	Norsk Hydro A S Sponsored ADR	Common Stock		212,467
	Ntt Docomo Inc	Common Stock		419,474
	Novartis Ag Spnsrd ADR	Common Stock		2,632,766
	Novo Nordisk A/S ADR	Common Stock		1,737,405
	Novozymes A/S~Sponsored ADR	Common Stock		182,681
	Oji Paper Co Ltd Sponsored ADR	Common Stock		337,205
	Olympus Corp~Sponsored ADR	Common Stock		606,120
	Omron Corp~Sponsored ADR~Formerly Omron Tateisi Electrs~Co To 04/01/1990	Common Stock		342,121
	Omv-Ag~Sponsored ADR New	Common Stock		225,132
	Orix Corp~Sponsored ADR	Common Stock		682,220
	Orkla A S~Sponsored ADR Repstg Ser A	Common Stock		202,758
	Panasonic Corp~ADR	Common Stock		449,790
	Pearson Plc	Common Stock		416,795
	Peugeot S.A. ADR	Common Stock		552,562
	Portugal Telecom Sgps S.A. ADR	Common Stock		262,434
	Prudential Plc ADR	Common Stock		873,200
	Publicis S A New~Sponsored ADR	Common Stock		760,942
	Randgold Res Ltd ADR~ADR	Common Stock		36,225
	Reed Elsevier P L C~Sponsored ADR New	Common Stock		236,027
	Reed Elsevier N V~Sponsored ADR New	Common Stock		222,871
	Repsol Ypf S.A. ADR	Common Stock		676,819
	Rexam Plc~Sponsored ADR New 2001	Common Stock		265,399
	Ricoh Ltd ADR New	Common Stock		234,758
	Rio Tinto Plc Spon ADR	Common Stock		2,234,072
	Roche Hldg Ltd Sponsored ADR	Common Stock		2,133,782
	Rolls-Royce Group Plc~Sponsored ADR	Common Stock		379,626
	Royal Dutch Shell Plc~Sponsored ADR Repstg B Shs	Common Stock		1,822,891
	Royal Dutch Shell Plc Spons ADR~Repstg A Shs	Common Stock		2,362,343
	Royal Dsm N V~Sponsored ADR	Common Stock		152,764
	Rwe Ag Spons ADR~Repstg Ord Par	Common Stock		724,583
	Sgs Societe Generale De~Surveillance Hldg Sa~ADR	Common Stock		351,759
	Shizuoka Bk Ltd ADR	Common Stock		415,571
	Sabmiller Plc~Sponsored ADR	Common Stock		759,574
	Sage Group Plc~Unsponsored ADR	Common Stock		196,800
	Sandvik Ab ADR	Common Stock		679,161
	Sanofi-Aventis~Sponsored ADR	Common Stock		1,443,904
	SAP Ag	Common Stock		815,631
	Scottish & Southn Energy Plc~Spons. ADR	Common Stock		472,993
	Secom Ltd ADR	Common Stock		379,264
	Seiko Epson Corp~Unsponsored ADR	Common Stock		273,720
	Sekisui House Ltd~Sponsored ADR~Formerly Sekisui Prefab Homes~Ltd To 04/28/1982	Common Stock		242,952
	Sharp Corp	Common Stock		268,320
	Shinsei Bk Ltd~Sponsored ADR	Common Stock		258,786
	Shiseido Ltd Sponsored ADR	Common Stock		373,744
	Siemens A G~Sponsored ADR	Common Stock		2,031,985
	Singapore Telecommunications~Ltd~Sponsored ADR New 2006	Common Stock		486,418
	Sino Ld Ltd Sponsored ADR	Common Stock		330,247
	Skf Ab ADR~Sponsored ADR Par S Kr 12.50	Common Stock		964,355
	Smith & Nephew P L C~Sponsored ADR New	Common Stock		340,524
	Societe Generale France Sponsored ADR	Common Stock		694,401
	Sodexo Spons ADR	Common Stock		795,605

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value

	Sony Corp ADR Amern Sh New~Ea Rcpt Represents 1 Actual Japanese Sh~ADR	Common Stock			$842,756
	Statoil Asa~Sponsored ADR	Common Stock			754,365
	Stora Enso Oyj~Sponsored ADR Repstg Ser R Shs	Common Stock			421,256
	Swiss Reins Co Sponsored ADR	Common Stock			687,717
	Swisscom~Sponsored ADR	Common Stock			307,721
	Sumitomo Corp~Sponsored ADR	Common Stock			467,511
	Sumitomo Elec Inds Ltd ADR	Common Stock			299,576
	Sumitomo Metal Inds Ltd ADR	Common Stock			522,771
	Sumitomo Tr & Bkg Ltd Spons ADR~Sumitomo Tr & Bkg Ltd~Sponsored ADR	Common Stock			410,313
	Sumitomo Mitsui Finl Group Inc~Sponsored ADR	Common Stock			647,863
	Sun Hung Kai Pptys Ltd~Sponsored ADR	Common Stock			608,730
	Svenska Cellulosa Aktiebolaget ADR~Sca Sponsored	Common Stock			518,580
	Swire Pac Ltd ADR~Sponsored Repstg 1 Cl A Sh	Common Stock			619,887
	Syngenta Ag Spons ADR	Common Stock			835,381
	Tdk Corp ADR	Common Stock			376,180
	Tnt N V~Sponsored ADR	Common Stock			491,509
	Technip Sa~Sponsored ADR	Common Stock			721,028
	Teijin Ltd ADR	Common Stock			466,346
	Telecom Corp New Zealand Ltd Spon ADR~(Each Conv Into 8 Ord Nzdi)	Common Stock			164,783
	Telecom Italia S P A New~Sponsored ADR Repstg Ord Shs	Common Stock			337,786
	Telecom Italia S P A New~Sponsored ADR Repstg Svgs Shs	Common Stock			282,580
	Ericsson (Lm) Telephone Co ADR (New)	Common Stock			702,892
	Telefonica S A Spon ADR	Common Stock			1,910,560
	Telenor Asa~Sponsored ADR	Common Stock			375,334
	Telstra Ltd~Sponsored ADR Final Instalment	Common Stock			443,329
	Tesco Plc Sponsored ADR	Common Stock			1,113,660
	Teva Pharmaceutical Inds Ltd ADR	Common Stock			886,210
	Tokio Marine Hldgs Inc~ADR	Common Stock			1,020,229
	Tokyu Ld Corp ADR	Common Stock			150,915
	Toppan Prtg Ltd ADR	Common Stock			320,201
	Toray Inds Inc ADR	Common Stock			448,493
	Total S.A. ADR	Common Stock			2,444,945
	Toto Ltd ADR	Common Stock			246,915
	Toyo Suisan Kaisha Ltd ADR	Common Stock			475,005
	Toyota Mtr Corp ADR 2 Com	Common Stock			1,942,161
	Trend Micro Inc~Sponsored ADR New	Common Stock			231,392
	UBS Ag	Common Stock			1,390,941
	Unilever Plc Amer Shs ADR New	Common Stock			615,624
	Unilever Nv Ny Share F New	Common Stock			1,120,980
	United Overseas Bk Ltd Sponsored ADR	Common Stock			644,998
	United Utils Group Plc~Sponsored ADR	Common Stock			362,473
	Upm Kymmene Corp Sponsored ADR	Common Stock			660,114
	Vodafone Group Plc New~Vodafone Group Plc New~Sponsored ADR New	Common Stock			2,741,320
	Veolia Environnement~Sponsored ADR	Common Stock			516,237
	Vestas Wind Sys A/S Utd~Kingdom~Unsponsored ADR Repstg 1 Ord~Shs	Common Stock			73,762
	Volkswagen A G Sponsored A ADR	Common Stock			362,553
	Volvo Aktiebolaget ADR B	Common Stock			792,624
	Westfield Hldgs Ltd /~Westfield Tr / Westfield Amer~Sponsored ADR Repstg Stapled~Secs	Common Stock			585,704
	Westpac Bkg Corp Sponsored ADR	Common Stock			1,579,548
	Wolters Kluwer N V Sponsored ADR	Common Stock			198,009
	Wolseley Plc Jersey~Sponsored ADR	Common Stock			128,237
	Woodside Pete Ltd Sponsored ADR	Common Stock			795,869
	Wpp Plc~ADR	Common Stock			399,988
	Yamazaki Baking Ltd ADR	Common Stock			258,919
	Yara Intl ADR~Sponsored ADR	Common Stock			225,869
	Zurich Finl Svcs~Sponsored ADR	Common Stock			1,021,118
		Total Common Stock			204,223,149

	SCDS: (Wfc) 1.00 Dec-20-2015 Fix~Brsb1Ttv2	Credit Default Swap	12/20/15		(1,049,276)
	SCDS: (Wfc) 1.00 Dec-20-2015 Flt~Brsb1Ttv2	Credit Default Swap	12/20/15		1,050,000
	Swp: Ifs 2.675000 20-Dec-2020 Fix~Brsb7Wzu4	Interest Rate Swap	12/20/20		104,979
	Swp: Ifs 20-Dec-2020 Flt~Brsb7Wzu4	Interest Rate Swap	12/20/20		(115,203)
	Swp: Ifs 2.940000 17Dec2030 Fix~Brsb7Lzg9	Interest Rate Swap	12/17/30		110,487
	Swp: Ifs 17Dec2030 Flt~Brsb7Lzg9	Interest Rate Swap	12/17/30		(144,877)
	Swp: USD 3.378750 05-Oct-2040 Fix~Brsarals2	Interest Rate Swap	10/5/40		(351,208)
	Swp: USD 3.78750 05-Oct-2040 Flt~Brsarals2	Interest Rate Swap	10/5/40		400,000
	Swp: USD 2.695000 28Oct2020 Fix~Brsawu5E1	Interest Rate Swap	10/28/20		(663,092)
	Swp: USD 28Oct2020 Flt~Brsawu5E1	Interest Rate Swap	10/28/20		700,000
	Swp: USD 2.845 7/06/2014 Float~Brs8Ev3Y2	Interest Rate Swap	7/6/14		1,200,000
	Swp: USD 2.845 7/6/2014 Fixed~Brs8Ev3Y2	Interest Rate Swap	7/6/14		(1,270,825)
	Swp: USD 2.111250 15-Dec-2015 Fix~Brsb6V2F6	Interest Rate Swap	12/15/15		1,498,176
	Swp: USD 15-Dec-2015 Flt~Brsb6V2F6	Interest Rate Swap	12/15/15		(1,500,000)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value

	Swp: USD 20-Dec-2012 Flt~Brsb7X113	Interest Rate Swap	12/20/12		$2,000,000
	Swp: USD 0.937500 20-Dec-2012 Fix~Brsb7X113	Interest Rate Swap	12/20/12		(2,006,867)
	Swp: USD 22 Dec 2020 Flt~Brsb93F79	Interest Rate Swap	12/22/20		(2,100,000)
	Swp: USD 3.387500 22 Dec 2020 Fix~Brsb93F79	Interest Rate Swap	12/22/20		2,103,469
	Swp:USD 5.305000 10/15/2017~Swap/Swap Brs58Mfl0	Interest Rate Swap	10/15/17		3,700,000
	P Swp:USD 5.305000 10/15/2017~Swap/Swap Brs58Mfl0	Interest Rate Swap	10/15/17		(4,333,958)
	Swp: USD 15-Dec-2012 Flt~Brsb6V639	Interest Rate Swap	12/15/12		4,000,000
	Swp: USD 0.818750 15-Dec-2012 Fix~Brsb6V639	Interest Rate Swap	12/15/12		(4,006,342)
	Swp: USD 2.7275 9/10/2014 Float~Brs8Qeqa4	Interest Rate Swap	9/10/14		5,000,000
	Swp: USD 2.7275 9/10/2014 Fixed~Brs8Qeqa4	Interest Rate Swap	9/10/14		(5,244,836)
	Swp: USD 07-Sep-2012 Flt~Brsakf1E1	Interest Rate Swap	9/7/12		7,500,000
	Swp: USD 0.695000 07-Sep-2012 Fix~Brsakf1E1	Interest Rate Swap	9/7/12		(7,520,247)
	Swp: USD 27-Jul-2012 Flt Brsackjr1	Interest Rate Swap	7/27/12		9,700,000
	Swp: USD 0.825 27-Jul-2012 Fxd Brsackjr1	Interest Rate Swap	7/27/12		(9,762,355)
		Total Derivatives			(1,001,975)

	Assets (Held and End of Year)				$3,223,626,290

* represents party in interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement and Employee Benefits Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Computer Sciences Corporation MATCHED ASSET PLAN

Date: June 29, 2011	By:	/s/ Donald G. DeBuck
Donald G. DeBuck Member, CSC Retirement and Employee Benefits Plans Committee